United States
Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 2 to Form 20-F

(Mark One)
☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended___________________________________________________
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________________
       For the transition period from ____ to ____

Commission file number: 0-51236

Gold Standard Ventures Corp.
(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	British Columbia, Canada (Jurisdiction of incorporation or organization)

Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4
(Address of principal executive offices)

Jonathan T. Awde, President & CEO, (604) 669-5702, jonathan@goldstandardv.com, Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4
(Name, Telephone, E-mail and/or Facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☐ Yes                      ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes                      ☑ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files).
☐ Yes                      ☑ No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☑ Item 17 ☐ Item 18

Page
GENERAL INFORMATION		iv

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS		iv

GLOSSARY		iv

PART I		1
Item 1. Identity of Directors, Senior Management and Advisers		1
A.	Directors and senior management	1
B.	Advisers	2
C.	Auditors	2

Item 2. Offer Statistics and Expected Timetable		2

Item 3. Key Information		2
A.	Selected financial data	2
B.	Capitalization and indebtedness	5
C.	Reasons for the offer and use of proceeds	6
D.	Risk Factors	6

Item 4. Information on the Company		15
A.	History and development of the company	15
B.	Business overview	17
C.	Organizational structure	18
D.	Property, plants and equipment	18

Item 4A. Unresolved Staff Comments		29

Item 5. Operating and Financial Review and Prospects		29
A.	Operating results	30
B.	Liquidity and capital resources	33
C.	Research and development, patents and licenses, etc.	33
D.	Trend information	34
E.	Off-balance sheet arrangements	34
F.	Tabular disclosure of contractual obligations	34
G.	Safe harbor	34

-i-

Item 6. Directors, Senior Management and Employees		34
A.	Directors and senior management	34
B.	Compensation	36
C.	Board practices	39
D.	Employees	39
E.	Share ownership	40

Item 7. Major Shareholders and Related Party Transactions		40
A.	Major Shareholders	40
B.	Related party transactions	41
C.	Interests of experts and counsel	42

Item 8. Financial Information		42
A.	Consolidated Statements and Other Financial Information	42
B.	Significant Changes	42

Item 9. The Offer and Listing		43
A.	Offer and listing details	43
B.	Plan of distribution	44
C.	Markets	44
D.	Selling shareholders	44
E.	Dilution	44
F.	Expenses of the issue	44

Item 10. Additional Information		45
A.	Share capital	45
B.	Memorandum and articles of association	46
C.	Material contracts	47
D.	Exchange controls	48
E.	Taxation	49
F.	Dividends and paying agents	53
G.	Statement by experts	53
H.	Documents on display	53
I.	Subsidiary information	53

-ii-

-iii-

GENERAL INFORMATION:

All references to "$" or "dollars" herein are to lawful currency of Canada unless otherwise expressly stated.    References to “U.S.$” are to United States dollars.

Imperial and Metric Conversions

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Feet	Metres	0.305
Metres	Feet	3.281
Miles (“mi”)	Kilometers (“km”)	1.609
kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This registration statement contains “forward looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company. These forward-looking statements are subject to various known and unknown risks and uncertainties.  Generally, the forward-looking statements can be identified by the use of terminology followed by or that include words such as “may”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments.   The “safe harbor” provisions for “forward looking statements” under the above-referenced Sections do not apply to us until we become subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

Forward-looking statements contained or incorporated by reference in this registration statement relating to the Company may pertain to the following, among others: exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of our mineral properties, drilling, results of  our various projects, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Our estimates and assumptions contained or incorporated by reference in this registration statement, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at the Railroad, CVN and Camp Douglas Projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with our current expectations; (3) the viability, permitting, access, exploration and development of these Projects, including, but not limited to, the establishment of reserves being consistent with our current expectations; (4) political developments in the State of Nevada being consistent with current expectations including, without limitation, the implementation of the the Nevada state mining tax and related regulations being consistent with our current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) the results of our exploration program on the Projects being consistent with our expectations; (9) labor and materials costs increasing on a basis consistent with our current expectations; and (10) the availability and timing of any additional financing being consistent with our current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which we may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems; fluctuations in foreign exchange or interest rates and stock market volatility; changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).  Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on our behalf.

-iv-

There can be no assurance that forward-looking statements may prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this registration statement are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.  Readers should carefully review the information in this registration statement and in other filings we may make in the future with the U.S. Securities and Exchange Commission.

GLOSSARY

Glossary of Terms

“Arrangement” means the acquisition by the Company on July 13, 2010 of all of the issued and outstanding securities of JKR in exchange for like securities (including common shares) of the Company on a one for one basis.

“Arrangement Agreement” means the arrangement agreement, dated May 26, 2010, between the Company and JKR pursuant to which the Arrangement was effected.

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time.

“Board” means the board of directors of the Company.

“common shares” means common shares without par value in the capital stock of the Company.

“Company” means Gold Standard Ventures Corp.

“CVN Project” means the early stage exploration gold prospect located in Eureka County, Nevada, U.S.A. in which JKR US has the right and option to earn, subject to underlying royalties, a 100% undivided interest, as more particularly described in Item 4D of this registration statement.

“Camp Douglas Project” means the early stage exploration gold prospect located in Mineral County, Nevada, U.S.A. in which GSV US holds the right to acquire, subject to underlying royalties, a 100% undivided interest, as more particularly described under Item 4D of this registration statement.

-v-

“GAAP” means generally accepted accounting principles.

“GSV US” means Gold Standard Ventures (US) Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of the state of Nevada and holding all of JKR’s interest in the Railroad Project and the Camp Douglas Project.

“IFRS” means International Financial Reporting Standards.

“JKR” means JKR Gold Resources Inc., a wholly owned subsidiary of the Company incorporated under the BCBCA.

“JKR US” means JKR Gold Resources USA Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of the state of Nevada and holding all of JKR’s interest in the CVN Project.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure of Mineral Projects adopted by the Canadian Securities Administrators.

“Railroad Project” means the advanced stage gold prospect located in the Carlin Trend of north-central Nevada, U.S.A. in which GSV US owns or controls, subject to underlying royalties, a 100% undivided interest, as more particularly described under Item 4D of this registration statement.

“SEC” means the U. S. Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval as located on the internet at www.sedar.com.

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular to include the plural and vice versa where the context so requires.

Glossary of Technical Terms

The following is a glossary of geological and technical terms used in this registration statement:

 Ag - silver.

anticline - a flexure or fold in a rock formation that takes the form of an arch.

Anomaly - any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

AOI – area of influence.

Assay - in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au - gold.

breccia - a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners. Breccia may originate as a result of talus accumulation, explosive igneous processes, collapse of rock material, or faulting.

carbonates - a sedimentary rock composed of carbonate minerals, including limestone (CaCO3) and dolomite (CaMg(CO3)2)

carbonaceous - is the defining attribute of a substance (including rocks) rich in carbon.

-vi-

clastic - A sedimentary rock (such as shale, siltstone, sandstone or conglomerate) or sediment (such as mud, silt, sand, or pebbles) composed of fragments (clasts) of pre-existing rock or fossils.

conglomerate - rock comprising pieces of other rocks: coarse-grained sedimentary rock containing fragments of other rock larger than 2 mm (0.08 in.) in diameter, held together with another material such as clay.

CSAMT survey – controlled source, audio-frequency, magnetotelluric survey.

Cu - copper.

dip - the angle at which a stratum is inclined from the horizontal.

EM - electromagnetic geophysical survey.

FA/AA – fire assay with Atomic Absorption finish, analytical technical for gold analysis.

geochemical - pertaining to various chemical aspects (e.g. concentration, associations of elements) of natural media such as rock, soil and water.

geophysical survey - the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques.

GPS - Global Positioning System.

grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Gravity Depth - a measurement of gravity below the surface.

hematite - iron ore (Fe2O3) a black, brown, or red mineral consisting of iron oxide.

host - a rock or mineral that is older than rocks or minerals introduced into it.

hydrothermal - relative to the circulation of hot water within Earth's crust .

intrusive - an igneous rock body that crystallized from a magma slowly cooling below the surface of the Earth.

jasperoids - a rare, peculiar type of metasomatic alteration and occurs in two main forms; sulfidic jasperoids and hematitic jasperoids. True jasperoids are different from jaspillite, which is a form of metamorphosed chemical sedimentary rock, and from jasper which is a chemical sediment.

limestone - a sedimentary rock composed mainly of calcite (CaCO3) often deposited as a by-product of biological activity in the ocean.

metamorphic rocks - rocks which have undergone a change in texture or mineral composition as the result of exposure to heat and/or pressure.

metasomatic - the chemical alteration of a rock by hydrothermal and other fluids.

outcrop - an exposure of bedrock at the surface.

plutonic - refers to rocks of igneous origin that have come from depth and cooled slowly below the surface of the earth.

porphyry - any igneous rock in which relatively large crystals , called phenocrysts, are set in a fine-grained groundmass.

ppb - parts per billion.

-vii-

ppm - parts per million.

pyrite - a common iron sulfide mineral (FeS2)with a brassy metallic luster.

sedimentary rocks - secondary rocks formed from material derived from other rocks mainly deposited under water. Examples are limestone, shale and sandstone.

silica - a combination of silicon dioxide (SiO2); quartz.

silicification - the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

silts - a fine soil particle with sizes that range between 0.075mm and 0.002mm.

skarn - name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

stratigraphy - strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

sulphide - a group of minerals in which one or more metals are found in combination with sulphur.

thrust fault - a type of low angle compression fault which results in rocks of a lower, older, stratigraphy being pushed up over higher, younger rocks.

-viii-

PART I

Item 1.     Identity of Directors, Senior Management and Advisers.

A.  Directors and Senior Management

The following are the names, business addresses and positions of the directors and officers of Gold Standard Ventures Corp., a British Columbia corporation (the “Company” or “we” or “us”) as of September 30, 2011.

Name and Business Address	Position(s)
Jonathan T. Awde Suite 610 – 815 West Hastings Street Vancouver, B.C. V6C 1B4 Canada	Director, President, and Chief Executive Officer
Ewan S. Downie 401-1113 Jade Court Thunder Bay, Ontario, P7B 6M7 Canada	Director
David C. Mathewson 2135 Industrial Way, Suite A Elko, NV 89801 U.S.A.	Director and Vice-President – Exploration
Robert J. McLeod Suite 610-815 West Hastings Street Vancouver, B.C. V6C 1B4 Canada	Director
Richard S. Silas Suite 610 – 815 West Hastings Street Vancouver, B.C. V6C 1B4 Canada	Director and Corporate Secretary
William E. Threlkeld 106 Front Street East Toronto, Ontario, MSA 1E1 Canada	Director
Michael N. Waldkirch Suite 610 – 815 West Hastings Street Vancouver, B.C. V6C 1B4 Canada	Chief Financial Officer

B.  Advisers

Our Canadian legal counsel is Gregory T. Chu, A Law Corporation, Suite 650- 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2, Canada, and our United States securities counsel is Carter Ledyard & Milburn LLP, 2 Wall Street, New York, NY 10005.

C.  Auditors

Our external auditor is Davidson & Company LLP, Chartered Accountants, 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia  V7Y 1G6, Canada.  Davidson & Company LLP  was first appointed as our auditors following completion of the Arrangement with JKR in July 2010.  Previously, Davidson & Company LLP was the auditor for JKR. They are licensed to practice public accounting in the Province of British Columbia and are registered with the U.S. Public Company Accounting Oversight Board and the Canadian Public Accountability Board.

Item 2.     Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

A.	Selected Financial Data

The following selected financial and operating data should be read in conjunction with our consolidated financial statements and related notes, and Item 5 “Operating and Financial Review and Prospects” and the other financial information included elsewhere in this registration statement.  The July 2010 acquisition by the Company of  JKR, a British Columbia corporation, resulting in the former JKR shareholders acquiring control of the Company, has been classified as a “reverse” acquisition with JKR, the legal subsidiary, treated as the accounting parent [acquirer] and the Company, the legal parent, treated as the accounting subsidiary [acquiree].  For accounting purposes, JKR is considered to be the continuation of the consolidated entity, with the exception that the authorized and  issued capital is that of the legal parent, the Company. The consolidated financial statements for the year ended December 31, 2010 include information about both the Company, JKR and their subsidiaries, while the financial statements for the period from March 30, 2009 (the date of incorporation of JKR) to December 31, 2009 include information about JKR.

The selected financial data at and for the six month period ended June 30, 2011 have been derived from our unaudited consolidated financial statements, and the selected financial data at and for the six month period ended June 30, 2010 have been derived from the unaudited consolidated financial statements of JKR and its subsidiaries.  Our unaudited consolidated financial statements for the three and six month periods ended June 30, 2011 with the comparative figures of June 30, 2010 are included in this registration statement.

To date, we have not generated any cash flow from operations to fund on-going operational requirements and cash commitments.  Our mineral properties are in the exploration stage and are without a known body of commercial ore. We have financed our operations principally through the sale of our equity securities.  We believe that have sufficient funds to maintain operations at their current level of activity for a period of 18 months from the date of this registration statement.  We further believe that we will continue to rely on the sale of our equity securities to provide funds for future activities until such time as we begin to generate cash flow from the operation or the sale of properties, although there is no assurance that we will be able to do so.

Statement of Income Data:

	IFRS Six Months Ended June 30, (unaudited)		Canadian GAAP Year (Period) Ended December 31,
	2011	2010	2010	2009

Revenues	$-	$-	$-	$-
(Loss) from operations	(2,431,896)	(831,055)	(3,448,360)	(321,073)
Interest income	31,158	-	574	29,388
Loss on debt settlement	(242,309)	-	-	-
(Loss) before taxes	(2,643,047)	(831,055)	(3,447,786)	(291,685)
Future tax recovery	-	-	27,000	-
(Loss)	(2,643,047)	(831, 055)	(3,420,786)	(291,685)

Basic and diluted loss per share	(0.05)	(0.03)	(0.11)	(0.01)
Weighted average number of shares outstanding	58,029, 930	24,784,571	32,467,466	26,194,571

Balance Sheet Data:

	IFRS June 30, (unaudited)		Canadian GAAP December 31,
	2011	2010	2010	2009
Cash	$15,547,330	$261,136	$4,109,636	$919,739
Mineral property interests	9,081,743	4,929,418	8,352,251	4,654,950
Total assets	24,965,847	5,439,387	12,675,105	5,591,232
Accounts payable and accrued liabilities	537,331	523,920	1,274,037	122,074
Total liabilities	541,086	855,420	1,421,245	973,555
Accumulated deficit	(6,145,086)	(1,122,740)	(3,712,471)	(291,685)
Total shareholders’ equity	24,424,761	4,583,967	11,254,358	4,617,677

Adjustment to United States Generally Accepted Accounting Principles

The audited financial statements of the Company have been prepared in accordance with Canadian GAAP which differs in certain material respects from U.S. GAAP.  The table below summarizes the income statement and balance sheet data as adjusted under U.S. GAAP.  See Note 16 to Notes to our audited financial statements in this registration statement.

Statement of Income Data:

	Year (Period) Ended December 31,
	2010	2009
	$	$
Revenues
(Loss) from operations	(7,042,031)	(635,276)
Interest income	574	29,388
(Loss) before taxes	(7,041,457)	(605,888)
Future tax recovery	27,000	-
(Loss)	(7,014,457)	(605,888)

Basic and diluted loss per share	(0.22)	(0.02)
Weighted average number of shares outstanding	32,467,466	26,194,571

Balance Sheet Data:

	December 31,
	2010	2009
	$	$
Cash	4,109,636	919,739
Mineral property interests	4,444,377	4,340,747
Total assets	8,767,729	5,277,029
Accounts payable and accrued liabilities	1,274,037	122,074
Total liabilities	1,421,245	973,555
Accumulated deficit	(7,620,345)	(605,888)
Total shareholders’ equity	7,346,484	4,303,474

a)	Mineral property interests exploration expenditures

Mineral property interests and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2 of our audited consolidated financial statements.  For U.S. GAAP purposes, we capitalized acquisition costs and expenses exploration costs relating to unproven mineral properties as incurred exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized.  The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

b)	Additional disclosures – New accounting pronouncements

Variable Interest Entities

In June 2009, the FASB issued ASC guidance that requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”).  This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.  This guidance also will require ongoing reassessments of the primary beneficiary of a VIE.  The new guidance was effective for our fiscal year beginning January 1, 2010.  Adoption of this guidance did not have a material impact on our consolidated statements.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”.  This update represents a correction to Section 323-10-S99-4.  Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee.  Additionally, it adds observer comment Accounting Recognition to Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Transition to International Financial Reporting Standards

We will report consolidated financial statements in accordance with IFRS for 2011, with comparative figures for the corresponding periods for 2010.  As such we will not be presenting a reconciliation to U.S. GAAP in future periods.

Exchange Rate History

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such period; and (iii) the high and low exchange rates during each such period, in each case based on the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York.

	Year ended December 31,
	2010	2009	2008	2007	2006
	(U.S.$)
Rate at end of period	0.9991	0.9559	0.8170	1.0120	0.8582
Average rate during period	0.9714	0.8763	0.9381	0.9305	0.8818
High	1.0040	0.9719	1.0289	1.0905	0.9100
Low	0.9280	0.7695	0.7711	0.8437	0.8528

      The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
April 2011	1.0542	1.0321
May 2011	1.0539	1.0195
June 2011	1.0370	1.0141
July 2011	1.0584	1.0344
August 2011	1.0442	1.0092
September 2011	1.0255	0.9626

On  October 14, 2011, the conversion rate of one Canadian dollar into one U.S. dollar was $0.9854 (U.S.$1.00 = CDN$1.0148).

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified by the  U.S. Federal Reserve Bank of New York.

B.       Capitalization and Indebtedness

The following table shows our current liabilities and capitalization in accordance with IFRS as of June 30, 2011:

Current liabilities	$541,086

Stockholders equity
Common shares	26,615,219
Contributed surplus	3,954,628
Accumulated deficit	(6,145,086)
Total capitalization	$24,424,761

C.	Reason for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Our business and operations are subject to a number of risks. We consider the risks set out below to be the known material risks to potential investors in our common shares. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which we are currently unaware or which we consider to be material in relation to our business actually occur, our assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the market price of our common shares could decline and investors may lose all or part of their investment.

Risks Related to the Company

Because we have limited financial resources and have not generated any earnings from operations, we may not be able to continue our operations and an investment in our common shares may be substantially diluted or worthless.

The exploration of our properties depends on our ability to obtain additional required financing beyond our current position which was approximately $15.5 million at June 30, 2011.  In the event we are not successful in obtaining the required financing, this could cause us to postpone our exploration plans or result in the loss or substantial dilution of our interest in our properties. We expect to incur losses unless and until such time as one or more of our properties enters into commercial production and generates sufficient revenue to fund our continuing operations or we can sell properties to third parties and receive cash and royalty interests.

We have a limited history of gold exploration operations, are still in the exploration stage of development and must be considered a start-up. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. We have no history of earnings, and our current or future mineral properties may not warrant further development activity and thereafter we would not generate earnings, operate profitably or provide a return on investment in the future. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis, nor be successful in achieving a return on shareholders’ investment.  The likelihood of our success must be considered in light of our early stage of operations and the risks mentioned in the registration statement. We have no intention of paying any dividends in the foreseeable future. See Item 4. “Information on the Company.”

Exploration for minerals on our properties are subject to significant risks which could increase the costs of exploration and could cause delays or abandonment of our projects.

Our primary properties are interests in material mineral resource properties located in the State of Nevada, U.S.A., being the Railroad Project, the CVN Project and the Camp Douglas Project (sometimes collectively, the “Mineral Resource Projects”).  In the case of each property, the proposed work programs are exploratory in nature and are designed to search for and/or confirm the existence of a mineral deposit.

Development of these or any future mineral properties will only follow upon obtaining satisfactory results. Exploration for and the development of minerals involve a high degree of risk and few properties, which are explored, are ultimately developed into producing properties. Our exploration and, if warranted, development activities may not result in any discoveries of commercial bodies of ore. The long-term success of our operations will be in large part directly related to the cost and success of our exploration programs, which may be affected by a number of factors.

The figures for our mineral resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

To the extent that our future exploration and drilling work enables us to classify any historical estimates as current mineral resources or mineral reserves or otherwise make an estimate of mineral resources or mineral reserves for the Mineral Resource Projects, such estimates will be subject to uncertainty. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineral reserve or mineral resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral resources. Any material change in the quantity of mineral resources, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, gold recoveries or other metal recoveries in small-scale laboratory tests are not always duplicated in larger scale tests under on-site conditions or during production.

Furthermore, any resource estimates for the Mineral Resource Projects will be prepared in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are generally not permitted in disclosure filed with the SEC. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources herein may not be comparable to information made public by other United States companies subject to the reporting and disclosure requirements of the SEC.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and therefore our future development activities, if any, may not result in profitable mining operations.

Resource exploration and development is a speculative business and involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. It is possible that few commercial quantities of ore will be discovered, and even if commercial quantities of ore are discovered, for various reasons the property may not be brought into commercial production or that the metallurgical processing will not produce economically viable saleable products. The discovery of commercial deposits is dependent upon a number of factors not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a deposit once discovered and the decision as to whether it should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) market prices for the minerals to be produced; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/or governmental regulation and control. Our ability to sell and profit from the sale of any eventual mineral production from any of our properties will be subject to the prevailing conditions in the marketplace at the time of sale.  Many of these factors are beyond our control and therefore represent a market risk which could impact our long term viability and operations.

Our activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact us.

In the course of exploration, development and production of mineral properties, certain risks may occur including, but not limited to, difficult surface or underground conditions, water conditions, unexpected or unusual rock conditions or geological operating conditions including rock bursts, cave-ins, ground fall, slope failures and land slides, fires, explosions, flooding and earthquakes. Additional risks include unanticipated variations in grade and other geological problems, failure of pit walls or dams, adverse environmental conditions or hazards, mechanical and equipment performance problems, industrial accidents, labor disputes, changes in the regulatory environment, damage to mineral properties or facilities and personal injury or death.

It is not always possible to fully insure against such risks and we may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Our insurance coverage may not cover all of the potential risks associated with our operations.  We may also be unable to obtain insurance to cover other risks at economically feasible premiums or at all. Insurance coverage may not continue to be available, or may not be adequate to cover liabilities. We might also become subject to liability for environmental, pollution or other hazards associated with mineral exploration and production which may not be insured against, which may exceed the limits of our insurance coverage, or which we may elect not to insure against because of premium costs or other reasons. Currently, we are not insured against most environmental risks.

Losses from any one or more of these events may cause us to incur significant costs that could materially adversely affect our financial condition and our ability to fund activities on our properties. A significant loss could force us to reduce or terminate our operations and even result in bankruptcy.

We may not be able to obtain capital necessary to fund our exploration operations and, as such, may have to delay or abandon our projects.

Substantial expenditures will be required to establish resources or proven and probable reserves through drilling and analysis, to acquire property interests and develop metallurgical processes to extract metal and develop the mining and processing facilities and infrastructure at any mine site. In addition to the funds we budgeted for drilling in 2011, we will be required to expend significant amounts for geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of our exploration.  We may not benefit from such investments if we are unable to identify commercially exploitable resources. If we are successful in identifying resources, we will require significant additional capital to construct a mill and other facilities necessary to extract those resources. That funding, in turn, depends upon a number of factors, including the state of the national and worldwide economy and the price of gold. We may not be successful in obtaining the required financing for these or other purposes, in which case, our ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of our interest in certain properties.

We will also require additional funding to acquire further property interests. Our ability to arrange such financing in the future will depend, in part, upon the prevailing capital market conditions as well as our business performance.  Our future success depends upon discovery of minerals in sufficient quantities to justify commercial operations and obtaining funds required for development on a timely basis on terms acceptable to us or at all.  If we raise additional financing through the issuance of common shares, control of the Company may change and existing shareholders will suffer additional dilution.

We are dependent upon our management and the loss of any of our management and/or if we are unable to recruit additional managers could negatively impact our ability to continue operations.

Our success will be largely dependent upon the experience, judgment, discretion, integrity, good faith and performance of our management and key employees, such as Jonathan T. Awde, President and CEO, and David C. Mathewson, Vice-President Exploration. We could be adversely affected if these and other individuals do not remain with us. Furthermore, we do not maintain life insurance policies in respect of its key personnel.

Our future success will also be highly dependent on its ability to attract and retain key individuals to act as directors and/or executives who have the necessary skills and abilities for us to successfully grow.

Locating mineral deposits depends on a number of factors, not the least of which is the technical skill and expertise of the personnel involved. The competition for qualified personnel in the mineral resource industry is intense which could our ability to continue to attract and retain all personnel necessary for the development and operation of our business.

Increased competition could adversely affect our ability to acquire suitable properties for mineral exploration in the future.

We compete with many companies in the mining industry, including large, established mining companies with substantial capabilities, personnel and financial resources. There is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in the United States, particularly Nevada, and other areas where we may conduct exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we will be competing with these individuals and companies, many of which have greater financial resources and larger technical staffs. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition may be unavailable to us due to their previous acquisition by other companies or our lack of financial resources. Competition in the industry is not limited to the acquisition of mineral properties but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in our being unable to acquire desired properties, recruit or retain qualified employees or raise the capital necessary to fund our operations and advance our properties. Our inability to compete with other companies for these resources would have a material adverse effect on our results of operation and business.

Title to our mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

Our ability to explore and operate our properties depends on the validity of title to our properties. The mineral claims currently making up our properties consist of both patented and unpatented mining claims.

Unpatented mining claims are unique property interests and are generally considered to be subject to greater risk than other real property interests because the validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work, unregistered agreements, undetected defects and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

    Notwithstanding our investigation of  title to the Mineral Resource Projects, there may be valid challenges to the title to our properties, particularly our unpatented claims, which, if successful, could impair development and/or operations and result in the loss of all or a portion of the properties to which the title defect relates.

Title defects could be uncovered or asserted to our current properties or any future properties in which we may seek to acquire an interest.  We will also remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

Our current mineral properties are also subject to annual compliance with assessment work and/or fee requirements, property taxes and lease payments. Any failure to make such payments or comply with such requirements could result in the loss of all or a portion of its interest in the properties.

We are subject to substantial environmental requirements which could cause a restriction or suspension of our operations.

Due to the early stage of our operations and our minimal capitalization, any environmental issues or any changes in environmental regulations would seriously adversely affect us. All phases of our operations will be subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect our operations, make our operations prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on our current properties and on properties in which we may hold interests in the future that are unknown to us at the present and that have been caused by us or by previous owners or operators of the properties, or that may have occurred naturally.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Future production, if any, at our properties will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, we may become subject to liability.

Potential environmental lawsuits could cause a restriction or suspension of our operations.

Neighboring landowners and other third parties could file claims based on environmental statutes and common law for personal injury and property damage allegedly caused by the release of hazardous substances or other waste material into the environment on or around our properties.  A successful claim against us could have a material adverse effect on our business prospects, financial condition and results of operations.

We are subject to substantial government regulatory requirements relating to mineral properties and operations, which could cause a restriction or suspension of  our operations.

Our ability to maintain ownership or other interests in current mineral properties and our current and future operations including exploration and development activities and, if applicable, commencement of production on our properties, require compliance with regulatory requirements and permits from various federal, state and local governmental authorities, as well as approval of members of surrounding communities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. We may not be able to obtain or maintain all necessary permits and studies that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. We cannot be certain that all permits, studies and approvals which we may require for our future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such permits and approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of mineral properties which would adversely affect our business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

Proposed legislation could significantly impair our ability to develop mineral resources on unpatented mining claims.

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which govern the unpatented claims that we currently controls within our properties. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those in our Mineral Resource Projects. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

Inadequate infrastructure could cause a restriction or suspension of our operations.

Mining, processing, development and exploration activities depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labor and other infrastructure are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our business, operations, condition and results of operations.

Potential failure to obtain water supply permits could cause a restriction or suspension of our operations.

In accordance with the laws of the State of Nevada, we will need to obtain permits to drill water wells in connection with our future exploration and, if applicable, development and production activities. However, the amount of water that we will be entitled to use from those wells will not be determined by the appropriate regulatory authorities until a future date. A final determination of these rights will be dependent in part on our ability to demonstrate a beneficial use for the amount of water that we intend to use. Unless we are successful in developing the properties to a point where we can commence commercial production of gold or other precious metals, we may not be able to demonstrate such beneficial use. Accordingly, we may not have access to the amount of water needed to operate a mine at our properties.

The profitability of our mineral properties is dependent upon many widely fluctuating factors.

The potential profitability of our mineral properties is dependent upon many factors beyond our control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labor, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways we cannot predict and are beyond its control, and such fluctuations will impact on profitability and may eliminate profitability altogether. The economics of developing a mineral property will also be affected by grade of ore, fluctuating mineral markets, costs of processing equipment, competition, extensions on licenses and such other factors as government regulations, including regulations relating to title to mineral concessions, royalties, allowable production, importing and exporting of minerals and environmental protection. Also, we will rely upon consultants and others for construction and operating expertise. Many of the above factors are beyond our control. Depending on the price of minerals produced, we may determine that it is impractical to either commence or continue commercial production.

The prices of metals fluctuate widely in the market and such fluctuations could negatively impact our ability to raise funding and may cause certain activities to become uneconomic.

Even if we are successful in identifying resources, our ability to raise the significant additional capital to develop our properties to extract those resources and our potential for future profitability will be directly impacted by, among other things, the market price of minerals, particularly gold. A decrease in the price of gold at any time during future exploration and development may prevent our properties from being economically mined or result in the write off of assets whose value is impaired as a result of lower gold prices.

The market price of gold has experienced volatile and significant price movements over short periods of time, including recent price increases, and is affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities, the purchase and sale of gold by central banks, and increased production due to improved mining and production methods. In particular, the supply of and demand for minerals are affected by, among other factors, political events, economic conditions and production costs in various producing regions. The effect of these factors cannot be predicted.

Although it may in the future be possible for us to protect some price fluctuations by hedging if we identify commercially minable resources or reserves on our properties, the volatility of mineral prices represents a substantial risk, which no amount of planning or technical expertise can eliminate. In the event gold prices decline and remain low for prolonged periods of time, we might be unable to develop our properties or produce any revenue.

Certain of our directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of our directors and officers are engaged and will continue to be engaged in the search for additional business and mineral exploration opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with our efforts. Conflicts, if any, will be dealt with in accordance with the relevant provisions of Sections 147 to 153 of the Business Corporations Act (British Columbia) and our Code of Conduct for directors.  The Board of Directors as a whole enforces the Code of Conduct.  In addition, some of our directors and officers are or may become directors or officers of other companies engaged in the acquisition, exploration, development and production of mineral resource properties.   See Item 6C. “Directors, Senior Management and Employees Board Practices” in this registration statement.

We may be adversely affected by future fluctuations of foreign exchange rates.

Our operations will be conducted primarily in countries other than Canada making us subject to foreign currency fluctuation and such fluctuations may materially affect our financial position and results. Our currency fluctuation exposure will be primarily to the U.S. dollar as all material commitments are in Canadian or U.S. dollars.  See Item 3A. “Selected Financial Data-Exchange Rate History” in this registration statement.

In addition, stock markets generally have experienced extreme price and volume fluctuations and the market prices of securities generally have been highly volatile. These fluctuations are often unrelated to operating performance of a company and may adversely affect the market price of our common shares.

We may be adversely affected by global financial conditions.

Recent global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favorable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the value and the price of the common shares could continue to be adversely affected.

Risks Related to the Common Shares

We do not pay, nor plan to pay, dividends on our common shares; therefore, investors seeking dividend income should not purchase the common shares.

We have not paid any dividends on our common shares, and it is highly unlikely that we will be in a position to pay dividends in the foreseeable future.  Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate revenue from operations. Further, initial earnings, if any, will likely be retained to finance growth. Any future dividends will depend upon our earnings, if any, its then-existing financial requirements and other factors, and will be at the discretion of our board of directors.

Shareholders’ interests may be diluted in the future.

We may in the future grant to some or all of our directors, officers, key employees and consultants options to purchase common shares at exercise prices equal to market prices or to otherwise sell common shares to raise funds at times when the public market is depressed. To the extent that significant numbers of such options are granted and exercised or such issuances are effected, the interests of our then existing shareholders will be subject to additional dilution.

Our board of directors has the authority to authorize certain offers and sales of additional securities without the vote of or prior notice to shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital and that such additional issuances may involve a significant number of shares at prices less than the current market price for our common shares. Such additional issuances will dilute the percentage interest of shareholders and may reduce the price at which the common shares may be publicly sold.

Trading in our common shares has been limited and sporadic and is subject to various factors that have historically made the common share price volatile.

Our common shares are listed on the TSX Venture Exchange in Canada and are traded on the OTCQX International in the U. S. During the past year trading in the common shares has been limited and sporadic and an active market may not develop or be sustained in the future. If an active public market for the common shares does not develop in the future, or if developed, is not sustained, the liquidity of an investor’s investment may be limited and the share price may decline below the current market price for the common shares.  See Item 9A. “Offering and listing details- 4. Price History” in this registration statement.

Investors in the United States may not be able to enforce their civil liabilities against us or our directors and officers.

It may be difficult for non-Canadians to bring and enforce suits against us. We are a corporation incorporated in British Columbia. A substantial portion of our consolidated assets are located outside of the United States, and may from time to time be held directly or indirectly through foreign affiliates. Only two of our directors are residents of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against us or our officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

a)	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b)
the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)
a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

It may be difficult or impossible to enforce judgments obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces of Canada against the portion of our assets located outside of Canada.

We may be deemed to be a “Passive Foreign Investment Company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

We believe that we will be classified as a “Passive Foreign Investment Company” (PFIC) for U.S. federal income tax purposes for the 2011 fiscal year, and there is a substantial likelihood that we will continue to be classified a PFIC in future fiscal years.  As a result, a U.S. holder of our common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. holder’s common shares or upon the receipt of “excess distributions,” unless such holder of common shares elects to be taxed currently on his pro rata portion of our  income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply. See Item 10.  “Additional Information - Taxation” in this registration statement.

Item 4.   Information on the Company

A.	History and Development of the Company

The Company was incorporated under the Business Corporations Act (British Columbia) on February 6, 2004 under the name “TCH Minerals Inc.”  We changed our name to “Ripple Lake Minerals Ltd.” on May 13, 2004, next to “Ripple Lake Diamonds Inc.” on July 26, 2004,  then to “Devonshire Resources Ltd.” on August 16, 2007, and finally to our current name “Gold Standard Ventures Corp.” on November 18, 2009.

Since our inception on February 6, 2004, we have been in the business of exploring mineral properties, initially in diamond and now in gold exploration activities in the State of Nevada.

History.   On May 11, 2004, we acquired an option to purchase an 80% interest in certain mineral claims representing approximately 32,281 acres located in the territory of Nunavut, Canada for a combination of cash, common shares and an exploration work commitment. We also staked additional mineral claims in an area contiguous to the optioned property for a total area of approximately 151,000 acres (collectively the “KMD Project”).  From March 2004 to June 2005, we entered into five additional option agreements to earn a 100% interest in certain mineral claims representing 167 units or 2,672 hectares located in Walsh, Foxtrap Lake and Killala Townships of Ontario, Canada for a combination of cash, common shares and exploration commitments. We also staked additional mineral claims in an area contiguous to the optioned properties for a combined area of 3,433 units or approximately 55,000 hectares (collectively the “TCH Diamond Project”).

In January 2005, we completed our initial public offering in British Columbia following which our common shares were listed for trading on the TSX Venture Exchange and became registered under the SEC. In December 2009, we filed a certification and notice with the SEC terminating the registration of our common shares with the SEC. In August 2007, we effected  a ten-for-one consolidation of our issued and outstanding common shares.

During the next several years following our initial public offering, we incurred approximately $2.5 million (as at June 30, 2009) in exploration expenditures on the KMD Project and an additional $2.8 million (as at June 30, 2009) on the TCH Diamond Project in the search for diamonds.  These properties were written down to zero for the fiscal year ended June 30, 2009 following management’s decision to cease further exploration of such projects.

In August 2009, we completed, on a pre-consolidated basis, a non-brokered private placement of 5,337,500 units at a price of $0.04 per unit and 530,000 units at a price of $0.05 per unit for gross proceeds of $240,000 to be used for general working capital purposes.  Each unit consisted of one common share and one share purchase warrant to purchase an additional common share for a period of two years at a price of $0.05 (as to 5,337,500 shares) and $0.07 (as to 530,000 shares) in the first year and $0.10 in the second year.

In an effort to facilitate future financings and restructure our share capital with a view to identifying and acquiring new mineral resource properties for exploration, on November 18, 2009, we completed a consolidation of our outstanding common shares on a four old shares for one new share basis.  See Item 10A. “Share Capital” in this registration statement for further details regarding our current and outstanding common shares.

 JKR Reverse Takeover. In the fall of 2009, we began informal discussions with JKR with a view to a potential business combination between the two companies.  These discussions led to JKR and us entering into a letter agreement on February 15, 2010.  At the time JKR held, subject to underlying royalties, a 100% interest in the Railroad Project and an option to acquire a 100% interest in the CVN Project, as more particularly described under  Item 4D. “Property, Plants and Equipment” below.  On May 26, 2010, we entered into the Arrangement Agreement with JKR pursuant to which we agreed to acquire, by way of statutory plan of arrangement, all of the issued and outstanding securities of JKR, on a one-for-one basis.  At that time, we had 3,136,069 common shares outstanding.

On July 13, 2010, we completed the Arrangement, resulting in a reverse takeover of the Company by the former shareholders of JKR, upon issuing an aggregate of 24,784,571 of our common shares for a like number of shares of capital stock of JKR from the shareholders of JKR.  We also exchanged 1,410,000 special warrants of JKR (the “JKR Special Warrants”) into 1,410,000 common shares of the Company and 1,410,000 warrants, each warrant entitling the holder to purchase an additional common share at an exercise price of $1.00 until July 13, 2012. JKR originally issued the JKR Special Warrants on March 17, 2010 at a price of $0.65 per special warrant as part of a brokered private placement.  In addition, JKR issued a total of 98,700 agent’s warrants to the placement agent in connection with such private placement, which warrants were subsequently exchanged into 98,700 agent’s warrants of the Company pursuant to the Arrangement.  Each agent’s warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.65 until March 16, 2012.

Placements.  In August 2009, we closed a non-brokered private placement of (i) 5,337,500 units (1,334,375 units on a post-consolidated basis) for gross proceeds of $213,500, with each unit consisting of one common share and one share purchase warrant to purchase an additional common share at an exercise price of $0.05 ($0.20 per share on a post-consolidated basis) on or before August 2010 and at $0.10 ($0.40 on a post-consolidated basis) after August 2010 expiring in August 2011, and (ii) 530,000 units (132,500 units on a post-consolidated basis) receiving gross proceeds of $26,500, with each unit consisting of one common share and one share purchase warrant to purchase an additional common share at an exercise price of $0.07 ($0.28 on a post-consolidated basis) before August 2010 and at $0.10 ($0.40 on a post-consolidated basis) after August 2010 expiring in August 2011.

Between April 2010 and July 2010, we closed private placements of 5,564,174 units at a price of $0.65 per unit receiving gross proceeds of $3,616,715.  Each unit consisted of one common share of the Company and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00  until July 12, 2012. We also issued a total of 265,730 agent’s warrants in connection with such private placement, each agent’s warrant entitling the holder to purchase one common share at a price of $1.00 for a period of 24 months.

In September 2010, we closed an additional private placement of 7,809,493 units at a price of $0.65 per unit receiving net proceeds of $4,742,589.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase of an additional common share at a price of $1.00 per share for a period of two years. The warrants are also subject to an acceleration clause which provides that if commencing four months after the closing date the weighted average trading price of our common shares becomes equal to or exceeds $1.50 per share for a period of 15 consecutive trading days or more, we will have the right to accelerate the expiration date of the warrants upon 30 days’ notice to the warrant holders. At closing, we also issued by way of finder’s fee, 405,724 agent’s warrants, each agent’s warrant entitling the holder to purchase one common share at a price of $0.65 per share for a period of two years.

On March 3, 2011, we closed a non-brokered private placement of 12,578,947 common shares at a price of $0.95 per share for an aggregate purchase price of $11,950,000.  The primary purchaser was FCMI Parent Co., see Item 7A. “Major Shareholders” in this registration statement.  In addition, we granted to a financial advisory firm warrants to purchase up to 880,526 common shares at an exercise price of $0.95 per share for a period of two years and paid financial advisory fees of $836,500.

B.	Business Overview

We are a mineral exploration company engaged, indirectly through our subsidiaries, in the identification, acquisition, evaluation and exploration of mineral properties in Nevada, U.S. consisting of the Railroad Project, the CVN Project and the Camp Douglas Project. We are still in the exploration stage as none of our properties is currently in production. See Item 4D. “Property, Plants and Equipment” and Item 5. “Operating and Financial Review.” We also maintain an administrative office in Vancouver, British Columbia, Canada.

We compete with other mineral exploration and mining companies for mineral properties, for joint venture partners, and for the acquisition of investments in other mining companies.  See Item 3D. “Risk Factors.”

Our current and anticipated future operations, including development activities and commencement of production on our properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies.  We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities. There can be no assurance, however, that all permits which we may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which we might undertake.

We have obtained all necessary permits and authorizations required for our current exploration program.  We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in 2011.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in a cessation of all or certain of our operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in exploration and mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in our capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Our workforce consists of our principal officers and consultants who have extensive experience in the mineral exploration industry.  Outside members of our Board of Directors are experienced in mineral exploration and finance.  See Item 6. “Directors, Senior Management and Employees” in this registration statement.   As operations require, we also retain geologists, engineers, and other consultants on a per diem basis in Vancouver and Nevada and in the field at our CVN, Railroad and Camp Douglas Projects in Nevada.

C.	Organizational Structure

As a result of the Arrangement, we have four wholly-owned subsidiaries: JKR Gold Resources, Inc,, JKR Gold Resources (USA) Inc. (“JKR US”), JMD Exploration Corp. (“JMD”) and Gold Standard Ventures (US) Inc., formerly JDM Exploration (USA) Corp. (“GSV US”). JKR US holds our interest in the CVN Project and GSV US holds our interest in the Railroad and Camp Douglas Projects. The following chart illustrates the inter-corporate relationships among the Company and its subsidiaries as of September 30, 2011.

(1)
Other than holding the shares of GSV US, JMD does not carry on any active business. In order to simplify its corporate structure and reduce ongoing administrative and accounting expenses, the Company intends to wind-up this subsidiary and transfer the shares of GSV US to JKR.

D.	Property, Plants and Equipment

Our exploration properties consist of the Railroad Project in Elko County, Nevada, the CVN Project in Eureka County Nevada and the Camp Douglas Project in Mineral County, Nevada.  Our primary target is the Railroad Project for which we have budgeted $6.5 million.  The main objective is to follow up the North Bullion Fault zone discovery announced in January 2011.  As of September 2011, we had four core drills and one reverse drill testing on the three major areas. We believe that this drill target has the potential to develop into a major, high-grade, Carlin-style deposit.  Promising drill targets have also been located in the Railroad Fault zone and the historic Bullion Mining district.  In addition, other new targets have emerged in the data acquired from recent detail gravity and soil sample programs.

Our secondary targets are from four to six holes planned for a bonanza vein gold-silver target and a shallow, bulk disseminated gold zone in the East Camp Douglas, two to four holes planned for the early-stage Safford silver project and two to three holes planned to provide a preliminary test of a Rain district-like target, as part of the CVN Project and the Camp Douglas Project.

The map below shows the general locations of these three Projects in the State of Nevada.

Railroad Project, Elko County, Nevada

JKR holds, indirectly through GSV US and subject to underlying royalties, a 100% undivided interest in the Railroad Project, an advanced stage gold prospect comprised of 263 acres of patented mining claims, 7,946 acres of unpatented mining claims, and 4,335 acres of leased claims, totaling approximately 12,545 acres situated on the Carlin Gold Trend in the northern Pinon Range in Elko County, Nevada.

--Background

JKR acquired the Railroad Project on an arm’s length basis in November 2009 indirectly through the acquisition of 100% of the issued and outstanding shares of JMD (the “JMD Shares”).  JMD, through its wholly-owned subsidiary GSV US, was the registered and beneficial owner of the Railroad Project. By share exchange agreements, dated November 19 and 26, 2009 (the “JMD Agreements”), JKR issued a total of 650,000 common shares of JKR at a deemed price of $0.50 per share in exchange for the JMD Shares, on a one for one basis.  JKR also made cash payments totaling U.S.$2,965,000 and an interest payment of CDN$90,109 to various arm’s length parties in satisfaction of outstanding indebtedness incurred by JMD in connection with its original acquisition of the Railroad Project.

--Location and Property

The Railroad Project is located within the northern Piñon Range about 30 miles southwest of Elko, Nevada, located at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district.  The Railroad Project can be reached by traveling 29 miles south from Elko, Nevada on the maintained Bullion Road (a graveled Elko County road), or by traveling 15 miles south from Carlin on Nevada State highway 278 to Ferdelford Canyon and proceeding east approximately 8 miles on an all-weather, unmaintained dirt road to the property.  These roads are suitable for small to medium-size trucks.  Multiple accesses in and around the property exist, but are dependent upon weather and seasonal conditions.  The drilling season for most of the property is between May and December. Drive time is about one hour from Elko, Nevada.

The four centers of mineralization on the Carlin Trend from northwest to southeast are the Richmond Dome which includes the Meikle, Rodeo, Goldstrike, Deep Star, Genesis and Carlin gold deposits, the Maggie Creek Dome which includes the Mike, Tusc, and Gold Quarry gold deposits, the Rain Dome which includes the Rain, Northwest Rain, Tess, Saddle, and Emigrant gold deposits, and the Railroad Dome which is the currently least explored domed intrusive center on the Carlin Trend.  The Carlin Trend has consistently produced two to five million ounces a year over the last 25 years.

Power is available to the Railroad Project from a few miles away, either north from the Rain mining district or from Pine Valley, a few miles to the west.  Abundant water is available a few miles to the east or west from the respective valleys east or west of the property.

The map below shows the location of the Railroad Project in Elko County, Nevada.

The Railroad property is in a region of the northern Great Basin characterized by a complex structural and stratigraphic setting. The Paleozoic rock units exposed in the Piñon Range were deposited in a shallow carbonate platform margin area. The Lower Ordovician to Middle Devonian age dolomite and quartzite indicate a recurring sequence of carbonate shelf/reef build up followed by uplift and erosion.  This lower, generally non-permissive (for gold deposits) rock package is overlain by Upper Devonian Devils Gate Limestone and Lower Mississippian clastic rocks of Webb Formation that are permissive for gold deposits. These units are in turn overlain by Middle Mississippian to Permian mostly coarse clastic, non-permissive rock units.  The Paleozoic rock package was intruded by Early Tertiary age (36.3 to 37.8 ma), multi-phase intrusive complex.  The stock is quartz monzonite with a later stage rhyolitic core.  Numerous dikes are found adjacent and peripheral and radiate from to the Bullion Stock.

Favorable Devonian and Mississippian rock units are exposed over large portions of the Project area.  Gold deposits in this environment occur within dissolution and gravity induced collapse breccia bodies at, and below the Webb-Devils Gate contact dominantly within the Devils Gate Limestone.

Rock and soil geochemistry in the Railroad district show a broad and strong expression of many metals including gold and metals commonly associated with gold deposits, such as arsenic, mercury, antimony, barium, and zinc.  There appears to be a zonation from base and precious metals proximal to the Tertiary Bullion intrusive center outward into gold and the gold system-related pathfinder metals.

The Railroad district has had a long history of mining activity and exploration.  The district was first developed as a silver and base metal project in the late 1860’s and 1870’s.  In the 1950’s there was renewed interest in the then historic central Bullion district.  Through the 1960’s and 1970’s, this district was explored for its base metal potential by a number of exploration/mining companies, including AMAX, Kennecott, and American Selco.  In the earliest 1980’s with the rise in the price of gold the district received its first serious gold exploration with Homestake Mining Co.  Following Homestake, Coastal Minerals, Westmont Minerals, Ramrod Gold Co., Exploration Mirandor, Kinross Gold, Royal Standard Minerals, and currently we have explored the Railroad district for gold deposits.  A composite of approximately 120,000 ounces of gold have been discovered in three localities.

Prior to our beginning exploratory drilling activity in 2010, exploration of this district had been very limited compared especially to other regions on the Carlin Trend.  Approximately 360, mostly shallow holes had been drilled on the Railroad property.  The depth of these holes was typically in the 400 to 500 foot depth range.  Generally these earlier holes were terminated just below the zone of oxidation as it was typical in the 1980’s and 1990’s to seek only the more easily beneficiated oxide-related gold mineralization.  We are pursuing gold mineralization by drilling to greater depths, generally in the 1,000 to 1,800 foot deep range. Deeper targets were not pursued.  Previous explorers had not considered Devils Gate Limestone, which lies directly below the more recognized Webb Formation host, to be a primary host.  Evidence is now showing that Devils Gate is in fact a more important host than Webb Formation.   In addition, detailed gravity studies and core drilling had never been routinely and aggressively applied to exploration at Railroad.  We are effectively utilizing both.

We are seeking the high-grade gold-bearing feeder zones that are common to Carlin Trend gold deposits within, and adjacent to the large zones of low-grade mineralization that has been encountered in some drilling.

--Exploration

Our proposed exploration program for the Railroad Project is entirely exploratory in nature.  The Railroad Project has historical gold resource on the POD deposit, with an estimate of 1,400,000 tons at 0.080 opt containing 112,000 oz.  These historical estimates have not had sufficient work completed by any Qualified Person to allow for their classification as current mineral resources or mineral reserves. We are not treating these historical estimates as current mineral resources or reserves as defined by NI 43-101 and the historical estimates should not be relied upon.

 Modern exploration began in 1967 in the Railroad District when American Selco optioned the claims from Aladdin Sweepstake Consolidated Mining.   Beginning with this work surface sampling, geophysics, mapping, and surface drilling was initiated.  As the work progressed in the Railroad District and throughout the Piñon Range new geologic interpretations, anomalous base and precious metal surface sampling values were combined with favorable drill results expanding the target types being explored for and widening the range of commodities being explored for.

Since 1967, seven companies have explored in the Railroad Project area.  These companies completed 371 drill holes. In 1975, AMAX optioned the project from Aladdin/American Selco and explored for tungsten, molybdenum, and base metals until 1980. In 1980, Homestake entered into a joint venture arrangement with AMAX. Exploration from this point forward was focused on gold on the Railroad Project.  In 1983, NICOR Mineral Ventures, Inc. became the joint venture partner to AMAX. As operator NICOR continued the detailed mapping, soil geochemistry, and drilling initiated by Homestake. Eventually the NICOR position was taken over by Westmont Mining Inc.  Ramrod Gold became operator in 1993, completing 9,290 feet in 13 holes followed by Mirandor Exploration (U.S.A.) Inc. (“Mirandor”) from 1996-97 which drilled 18,570 feet in 44 holes.   In 1998 and 1999, Kinross Gold U.S.A, Inc. took over the project under the terms of an earn-in agreement with Mirandor. They drilled 42,800 feet in 65 holes.  Royal Standard Minerals operating as Manhattan Minerals Co. in Nevada acquired the project in 2001.

We have conducted detailed gravity surveys over most of the Railroad property and also added, and are currently adding to the very large geochemical sampling database that exist on the property.  These data are being assessed for target opportunity and the targets are being pursued with drilling.

In July 2010, we commenced our exploration program on the Railroad Project which included approximately 1,500 soil samples and an initial phase 1 drill test of three target zones.  We drilled a total of 15 holes with average depths of 1,000 to 1,700 feet.

A zone of gold mineralization, now referred to as the North Bullion Fault zone target, was encountered in late 2010.  The 2011 follow-up exploration program in the North Bullion target area is designed to provide sufficient information to determine the approximate location(s) of the anticipated high-grade feeder(s) that can then be immediately followed-up by additional, more focused drilling.  Two new targets on the Railroad property are also being drill assessed: the Railroad Fault target and the historic Bullion district target area.

As of September 2011, we had four core drills and one reverse circulation (RC) drill testing the three main target areas on the property: the North Bullion Fault Zone, the historically mined Bullion District and the Railroad Fault Zone.

Exploration at Railroad Property is in progress.  Target synthesis and development resulting from geological, geochemical and geophysical studies and assessment continue on an ongoing basis.  Associated with target assessment is the requirement to evaluate and acquire additional mineral rights control as target opportunity indicates this portion of the program will cost about $1.5 million.

Target assessment with drilling is the primary cost of the exploration program.  It is anticipated that 15 to 20 holes will be drilled in 2011 for a total of about 25,000 feet.  About 75% of this footage will be drilled with core.  The estimated cost of this drilling is about $6 million.  Drilling is largely seasonal from the June to December period of time.  Some drilling may be extended in portions of the property with the use of a tracked drill.

There is no equipment, infrastructure or other facilities on the Railroad Project.  We contract out drilling and all equipment is removed when drilling is completed.

--Royalties and Other Payments

The Railroad Project is subject to a 2% net smelter return royalty (NSR) over the entire property and an additional 1 ½% mineral production royalty over a portion of the claims known as the Selco group.  In addition, certain portions of the Railroad Project are subject to underlying annual lease payments of U.S.$8,000 in 2010, escalating to U.S.$20,000 in 2011 and expiring in December 2021 pursuant to a mining lease agreement dated December 1, 2005 with Sylvania Resources LLC covering approximately 75.1 acres of the Railroad Project and U.S.$31,800 in 2010 pursuant to a mining lease dated January 22, 2003 and expiring January 2011 with Kevin Tomera and the Kevin and Katy Tomera Revocable Living Trust (the “Original Tomera Lease”) covering approximately 840 acres of mineral rights and 1,040 acres of surface rights of the Railroad Project.  The Original Tomera Lease expired in January 2011, and was replaced by the Additional Railroad Leases (as hereinafter defined) in September 2010.  See “Additional Railroad Leases, Elko County, Nevada” below.

The Railroad Project is also subject to the Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement, dated August 1, 2002, whereby Royal Standard Minerals, Inc. (“RSM”) was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment for U.S.$2,000,000 less any lease payments as credits towards the payment.  As of August 2009, RSM had made total lease payments of U.S.$235,000.  To acquire the interest in the Railroad property, JMD paid the remaining balance of U.S.$1,765,000 to Aladdin.  Aladdin continues to retain a 1% NSR which is included in the 2% NSR described above.

We also pay $71,170.50 a year in BLM payments.

Additional Railroad Leases, Elko County, Nevada

In September 2010, we, indirectly through GSV US, entered into five mining leases and surface access and use agreements (collectively the “Additional Railroad Leases”) over nine additional parcels of private surface and mineral rights properties totaling approximately 6,285 acres (9.8 square miles) contiguous to our existing Railroad Project in Elko County, Nevada.

A composite of 1,790 acres of surface rights leased for U.S.$4.50/acre/year was acquired from Julian Tomera Ranches, Inc. and 720 acres of mineral rights leased for U.S.$17.50/acre/year, escalating to U.S.$28/acre in eight years, were acquired from Thomas and Patsy Tomera, trustees of the Thomas Tomera Family Trust, subject to a 5% net smelter return. A further 2,053 acres of surface rights leased for U.S.$4.50/acre/year from Kevin Tomera and 1,722 acres of mineral rights leased for U.S.$17.50/acre/year, escalating to U.S.$28/acre in eight years, were acquired from K & K Tomera Lands, LLC., subject to a 5% net smelter return with a buy-down right of 1% for U.S.$1 million in year five and another 2% for U.S.$3 million in year eight. The total property acquisition comprises 3,843 acres (6.0 square miles) of surface rights and 2,442 acres (3.8 square miles) of mineral rights for a combined total of 6,285 acres (9.8 square miles) for cash consideration of U.S.$60,028.50 per annum for the first eight years of the leases. The mineral and surface rights contained in the Original Tomera Lease which expired in January 2011 are encompassed within these additional lands.

These properties constitute a strategic acquisition for the purpose of pursuing extensions of our currently identified exploration targets on the Railroad Project and developing new target opportunities. In addition, the private surface rights lend significant ability to expedite and develop potential future mining operations.

Minerals Lease and Agreement with Newmont Mining Corporation

In May 2011, we announced that we had entered into a “Minerals Lease and Agreement” to lease four sections of land totaling 2,560 acres (the “Newmont Lease”) from Newmont USA Limited, a Delaware corporation doing business in Nevada as Newmont Mining Corporation. Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to an underlying 5% net smelter royalty (NSR).  With this acquisition, we own or control 22 square miles, or more than 14,000 acres, of prospective target area on the prolific Carlin Gold Trend.

The Newmont Lease lies between the Rain mining district to the north and the Railroad district controlled by us.  Our North Bullion fault target is immediately south and east of the east flank of the Newmont Lease. Holes drilled by us in 2010 on the North Bullion fault target encountered thick intercepts of 1+ g/t gold. This acquisition allows us to expand our assessment of this target to the west and potentially develop new targets.

Under the terms of the Newmont Lease, we will be subject to escalating yearly work commitments in the aggregate amount of U.S.$2.5 million over a period of six years with a minimum of $100,000 in year two. The first year is free of spending commitments and we will incorporate this area in a detailed structural mapping program of the district.

Newmont has a first back-in right exercisable on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the Newmont Lease by incurring expenditures totaling 150% of our expenditures. If Newmont fails to exercise its first back-in right, it will deed the claims and assign the leases on the fee lands to us in exchange for our executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the fee lands to Newmont. Any royalty payable to Newmont would be net of any underlying royalties, subject to a minimum 1% NSR. If Newmont exercises its first back-in right, it will be entitled to a second back-in right to earn an additional 19% interest in the Newmont Lease (70% in total) by expending an additional 100% of our expenditures.  Upon completion of the second back-in right, we will enter into a joint venture with Newmont for further exploration and development of the Newmont Lease on the basis of a 70% interest to Newmont and 30% interest to us.

CVN Project, Eureka County, Nevada

JKR also holds, indirectly through JKR US, the exclusive right and option to purchase, subject to underlying royalties, a 100% interest in the CVN Project, an early stage exploration gold prospect covering approximately 8,140 acres within volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain-Eureka gold trends in Eureka County, Nevada.  By exploration permit with option to purchase agreement dated effective August 31, 2009 (the “Aurelio Agreement”), JKR holds the sole and exclusive right and option (the “CVN Option”) to purchase a 100% undivided interest in and to four mining leases (collectively the “CVN Leases”) covering a total of 228 unpatented mining claims totaling approximately 4,560 acres situated in Elko and Eureka Counties, Nevada from Aurelio Resources Corporation (“Aurelio”).

--Location and Property

The CVN Project is located about 15 miles southwest of the town of Carlin, Nevada.  Access to the property is via 8 to 15 miles of dirt road south from Palisade Exit 271 off US Hwy 80 or 10.5 miles of dirt road southwest from State Route 278 at the turn-off to the old town site of Palisade. Road access within the claim block is moderately good and dependent upon weather and seasonal conditions. Relatively good cross-country access exists along the flanks of the hills in the area.  The drilling season is May to December, but can be extended to all-year around with track-mounted drills for portions of the property.   Drive time is about one hour between Elko, Nevada, and the property via the State Route 278 access.

The CVN-Safford belt of mineralization is an 8 mile long, north-south trending zone of gold and silver mineralization located between the Carlin and Battle Mountain-Eureka gold trends within a region noted for bonanza gold and silver mineral occurrences. Bonanza grades of historically mined silver characterize the northern property area.  Large, banded, potentially gold-bearing quartz veins characterize the southern portion of the property. A limited amount of exploration has been conducted in this region and on the CVN-Safford properties themselves.  In 2004, Bullion River gold drilled five reverse circulation (RC) holes in the southern portion of the corridor.  In 2010, we completed one core hole in the southern portion of the property and in 2010-2011 drilled two core holes in the northern, Safford, portion of the property.

The map below shows the location of the CVN Project in Eureka County, Nevada.

Newmont Mining Company and several junior exploration companies have claimed the area of the CVN claims and the northern Cortez Range since the early 1990s.  In the early 1990s Newmont staked the northern Cortez Range from Safford Canyon south to Thomas Creek.  After Newmont dropped their claims, WFW Resources LLC located claims in what is now the CVN block in 1993 and in 1996.  Low gold prices in 1997 led to WFW dropping the claims.  KM Exploration Ltd. staked the 172 CVN claims in 2002 and leased them to Bullion River Gold Corporation in 2003.  Bullion River drilled five reverse circulation holes in 2004, then terminated their lease. Tone Resources leased the claims in 2005 and terminated the lease in 2006.  In 2007, Gold Run Inc. leased the claims, contracted a technical report that characterized the range-front veins, collected 226 scoop samples, and permitted, but did not drill, five drill sites.  Gold Run dropped their lease in 2008.  Also in 2008, SY Resources Acquisition, Inc. leased the property from KM Exploration in August and assigned the lease to C3 Resources Inc. in September.  During the autumn of 2008, C3 mapped and rock chip sampled the vein zones on the claim block.  In February 2009, David C. Mathewson, currently our Vice President-Exploration,  acquired ownership of the CVN claims from KM Exploration; though the claims remained under lease to C3 Resources.  Aurelio acquired C3’s lease in June 2009 and in September 2009, it signed a purchase option agreement whereby we,  through our subsidiary JKR, can acquire 100% interest in the CVN claims.

A small amount of silver mining occurred on the Safford portion of the property in the late 1800’s.  Production is not well known, but obviously limited.  Silver grades of ore shipped from the property were reported to be about 50 ounces to the ton.

Intermediate to felsic volcanic and fine-grained intrusive rocks of the Jurassic Iron Blossom Mountain complex underlie the CVN claims and host the epithermal chalcedonic quartz and calcite veins that crop out along the western range front. These veins, their projections, and possible additional veins under pediment cover west of the range front are the principal exploration targets. A secondary target hosted in the Jurassic igneous complex on the southwest side of Iron Blossom Mountain has similarities to some iron oxide-copper-gold deposits.

The CVN claim block hosts two styles of mineralization, epithermal chalcedony/quartz veins and iron oxide-copper-gold. Extensive exposures of chalcedony veining along the range front prompted the staking of the claims. The veining forms discontinuous croppings along the range front for about 2 miles. Individual croppings are up to 700 feet long and 100 feet wide. The general trend of the main veining is N15°W with westerly dips of 45° to 80°. The veining may occupy a range-front fault structure zone with similar attitude. Drill holes intersected zones of chalcedony veins up to 150 feet thick 600 to 800 feet on down-dip projection from major vein croppings. Vein textures and reconnaissance scoop samples of colluvial soil and rock first identified potential for gold mineralization in the vein system, and this was confirmed by rock chip samples.

We are seeking to discover bonanza-type gold and silver deposits along the range-margin and beneath flanking gravel covered areas.

Power is available from within 5 miles of the CVN property, and the Humboldt River is less than ½ mile from the northern boundary of the property.

There is no equipment, infrastructure or other facilities on the CVN Project.  We contract out drilling and all equipment is removed when drilling is completed.

--Exploration Program

As of September 2011, there were no known reserves on the CVN Project, and the proposed exploration program is exploratory in nature.

The CVN Project has had very little surface work and previous drilling exploration.  Surface sampling of the property includes about 300 rock samples and about 900 soil samples over the property.  Bullion River Gold Co. drilled 5 reverse circulation holes in 2004. In 2010, we drilled a 1,500 foot core hole, and early in 2011, we drilled 998 and 908 foot core holes in the silver dominant Safford portion of the property.

Target assessment at the CVN Project is ongoing and includes additional geological and geochemical studies and assessment.  Approximately four to five combined RC and core holes are planned to be drilled during the fall and winter of 2011 for a total of about 6,000 feet.   The total budget for this portion of the program is about $1 million.

--Royalties and Other Payments

In order to exercise the CVN Option, JKR must:

(a)           pay to Aurelio a total of U.S.$216,657 in cash (paid);

(b)           issue to Aurelio a total of 600,000 common shares (issued); and

(c)           expend a total of U.S.$1,500,000 in exploration expenditures on the CVN Project on or before August 31, 2012, with the right to make a cash payment for any shortfall.

We are is also responsible for payment of all federal BLM claim maintenance fees, state and county recording fees and taxes and underlying lease payments pursuant to the CVN Leases to maintain the CVN Project in good standing during the term of the CVN Option. We pay $65,000 a year in BLM payements.

The CVN Project is also subject to a 1% net smelter return royalty in favour of Aurelio and certain underlying royalties to the holders of the CVN Leases as described below.

The following is a summary of the underlying lease and royalty payments due to the holders of the CVN Leases:

CVN Leases	Annual Lease Payments	Underlying Royalty Interest
Mining lease and agreement dated August 25, 2008 between David Mathewson(1), as lessor, and Aurelio, as lessee (the “Mathewson Lease”) with respect to 172 unpatented mining claims located in Eureka County, Nevada

U.S.$30,000 per year increasing to U.S.$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period.

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between U.S.$2,000,000 and U.S.$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining lease dated November 30, 2006 between WFW Resources, LLC, as lessor, and Aurelio, as lessee (the “WFW Lease”) with respect to 44 unpatented lode mining claims situated in Eureka County, Nevada
Until production is achieved, $6,000 in year 1 (paid), U.S.$12,500 in years 2 to 6, U.S.$17,500 in years 7 to 11 plus adjustments for consumer price index (CPI) for year 11 thereafter.
Lessee has option to buy out all claims under WFW Lease for U.S.$20,000 per claim at any time during term of lease, subject to underlying royalty to lessor.

3% NSR, provided that lessee may purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between U.S.$1,500,000 and U.S.$7,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

(1)
Mr. Mathewson was appointed Vice-President, Exploration of JKR on September 1, 2009, following JKR’s acquisition of the CVN Option from Aurelio on August 31, 2009. Mr. Mathewson subsequently became one of our directors and our Vice-President, Exploration in conjunction with the completion of the Arrangement.  See Item 6B. “Directors, Senior Management and Employees-Compensation.”

Future annual lease payments associated with the CVN Leases are as follows (with amounts in U.S. dollars):

CVN Lease	Mathewson	WFW
Anniversary Date	August 25, 2008	November 30, 2006

2011	$45,000	$12,500
2012	$50,000	$17,500
2013	$55,000	$17,500
2014	$60,000	$17,500
Onward	$60,000	$17,500

Camp Douglas Project, Mineral County, Nevada

Effective August 1, 2010, we, indirectly through GSV US, entered into a mining lease and option to purchase agreement (the “Diversified Lease”) with Diversified Inholdings, LLC, a Nevada company (“Diversified”), to acquire, subject to a 4% net smelter return royalty (the “Diversified Royalty”), the exclusive right and option (the “Diversified Option”) to purchase a 100% undivided interest in the Camp Douglas Project comprised of 18 patented mineral claims, 246 unpatented mineral claims and one fee parcel totaling approximately 9,231 acres in the Walker Lane Trend in Mineral County, Nevada.

--Location and Property

The Camp Douglas Project is located about 6 to 8 miles southwest of the town of Mina, Nevada and US Hwy 95.  Access to the property is via maintained gravel and dirt roads suitable for small to medium-size trucks.  Road access within the claim block is moderately good and somewhat dependent upon weather and seasonal conditions.  Weather and road conditions in this area allow for almost all year around access.  Drive time to the property from Mina, Nevada is about 15 to 20 minutes. Power and water are available from Mina, Nevada.

The  Camp Douglas property is located within the northwest trending Walker Lane mineral belt that includes such notable gold and silver  camps as the Comstock, Paradise Peak, Borealis, Tonopah and Goldfield.  It has a similar geologic environment to several Walter Lane deposits.

The map below shows the location of the Camp Douglas Project in Mineral County, Nevada.

The host rocks are volcanic rocks mostly of middle Tertiary age, and this package of host rocks overlie Upper Paleozoic and Mesozoic clastic rock units.   Gold and silver mineralization occurs in discrete vein zones and in disseminated style within the wallrocks.  The age of mineralization is believed to be Miocene in the range of 10 to 14 mya.  Prior mining activity from the property appears to have produced in the range of 50 to 100 thousand ounces of gold.

The East Camp Douglas is primarily a low-sulfidation, quartz-adularia bonanza-vein opportunity with potential for discovery of  both high-grade underground mineable gold deposits and bulk mineable surface mineable deposits.

--Exploration

There are no known reserves on the Camp Douglas Project, and the proposed exploration program is exploratory by nature.

We have conducted detailed IP surveys over portions of the property to help identify zones of alteration and associated sulfide mineralization.  Several hundreds of both rock samples and sooinl samples have been taken from the property. And over the years, approximately 120 holes have been drilled on the Camp Douglas property.

In late 2011 or early 2012, we intend to conduct an early-stage, core drilling assessment of several targets that have been identified by geological and geochemical assessment in conjunction with a detailed dipole IP survey.

There is no equipment, infrastructure or other facilities on the Camp Douglas Project. We contract out drilling and all equipment is removed when drilling is completed.

--Royalties and Other Payments

The Diversified Lease is for an initial term of 20 years commencing August 1, 2010 and expiring August 1, 2030, subject to our right to extend the initial term for additional one year periods provided that we are in good standing with respect to, inter alia, our annual lease payments and work commitments. The Diversified Lease is subject to annual escalating lease payments of U.S.$45,000 on August 1, 2010 (paid) increasing annually to U.S.$100,000 on August 1, 2017 and every year thereafter (subject to further annual increases based on the U.S. Consumer Price Index) and annual escalating minimum work expenditures of U.S.$25,000 in year one and increasing annually to U.S.$200,000 in year eight and every year thereafter (subject to further annual increases based on the US Consumer Price Index).  We are also responsible for payment of all federal BLM claim maintenance fees, state and county recording fees and taxes to maintain the Camp Douglas Project in good standing during the term of the Diversified Lease. We must also complete a technical report on the Camp Douglas Project in compliance with NI 43-101 on or before the fourth anniversary of the Diversified Lease.  At such time as we commit to commence development of a mine or mining on the Camp Douglas Project and complete a positive feasibility study therefor, we shall be entitled to exercise the Diversified Option and purchase, subject to the Diversified Royalty, a 100% undivided interest in the Camp Douglas Project for a cash payment of U.S.$100,000. Upon exercise of the Diversified Option, the cumulative annual cash lease payments paid by us to Diversified during the term of the Diversified Lease shall be credited against the Diversified Royalty.

We may terminate the Diversified Lease at any time upon three months advance written notice to Diversified provided that if we elect to terminate the Diversified Lease less than three months prior to the deadline for performance of annual assessment work or payment of annual maintenance fees for the upcoming assessment year, we will be responsible for the performance and/or payment of such annual assessment work or fees for such upcoming assessment year.

In the event of our default or failure to comply with any terms or conditions of the Diversified Lease, Diversified shall have the right to terminate the Diversified Lease for (i) the failure to make a cash payment when due if we do not remedy such failure within 15 days following receipt of notice of default from Diversified and (ii) a non-monetary default if we fail to remedy such default within 30 days following receipt of notice of default from Diversified.

We also pay $24,780 a year in BLM payments.

Exploration Costs.

 Our total cumulative deferred exploration costs through June 30, 2011 for the CVN Project, the Railroad Project and the Camp Douglas Project were as follows:

	Crescent Valley	Railroad	Camp Douglas	Total

Property acquisition and staking costs	$457,830	$3,816,094	$-	$4,273,924

Exploration expenses
Assessment/Claim fees	147,473	113,553	57,523	318,549
Consulting	110,239	478,604	3,340	592,183
Data Analysis/Geological	18,223	67,315	81,494	167,032
Drilling/Site development	372,555	2,775,919	-	3,148,474
Lease payments	224,669	110,312	47,457	382,438
Legal fees for property acquisition	16,535	21,931	17,910	56,376
Sampling and processing	15,444	59,335	11,360	86,139
Travel	2,609	54,019	-	56,628

Cumulative deferred exploration Costs at June 30, 2011	$1,365,577	$7,497,082	$291,084	$9,081,743

        The 2011 exploration program is being funded from our treasury.  As of June 30, 2011, we had approximately $15.5 million in cash.

 General Exploration Program Practices

Our exploration staff considers the following guidelines when undertaking our exploration activities and determining whether to proceed to an increased level of exploration and development.  The first step is target identification and land acquisition.  Next, a phased program is devised for the project in question.  The phased program consists of:

Phase I- drilling to assess the validity and viability of the individual target areas.  This may involve drilling of anywhere from 5 to 20 holes depending upon the size, complexity and favorable results from the individual target areas.

Phase II- assessing the economic viability of each individual target identified and determined to be warranted for further drilling.

Phase III- drilling to the point where definition drilling is warranted.  The purpose of this drilling is to provide sufficient information from the discovered mineral deposit to categorize the economic viability of the deposit and to determine a mine plan.

The exploration at the Railroad Project, the CVN Project and the Camp Douglas Project all fall within the target identification and Phase I category drilling, and with three target opportunities identified and in the process of Phase I drilling assessment at the Railroad Project.

In assessing the quality or grade of the drilling discoveries from our exploration activities, certain QualityAssurance/Quality Control (QA/QC) protocols are employed.  All drill hole assays are weighted averages and data is insufficient to determine true widths on mineralized zones.  Gold assays are completed by ALS Minerals Canada Ltd. using 30 gram charge, fire assay, with ICP final.  QA/QC includes insertion of blanks, duplicates and standards into submitted sample batches.  These results are continuously evaluated to insure reliable sample preparation in Elko, Nevada and assayed consistently in Reno, Nevada or Vancouver, B.C.

Our exploration staff is headed by David C. Mathewson, Vice President-Exploration, and  includes a Chief Geologist who provides technical oversight and has more than 20 years experience with other exploration companies in Nevada, a Senior Geologist and a Staff Geologist.  We also retain consultants and geologists as needed to assist us in different aspects of our exploration program.  For information about Mr. Mathewson, see Item 6A. “Directors and Senior Management” in this registration statement.

Government Regulation

Mining operations and exploration activities are subject to various federal, state and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We have obtained or have pending applications for those licenses, permits or other authorizations currently required to conduct our exploration and other programs. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in Nevada and the United States.  We are not aware of any current orders or directions relating to us with respect to the foregoing laws and regulations.

       --Environmental Regulation

Our Mineral Resource Projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws cover the maintenance of air and water quality standards and land reclamation.  The laws are continually changing and, in general, are becoming more restrictive, and with increased enforcement and liabilities, including penalties.  It is our policy to conduct business in a way that safeguards public health and the environment. We have not had any material environmental incidents or non-compliance with any applicable environmental regulations on the properties where the Projects are located. We believe that our operations are and will be conducted in material compliance with applicable laws and regulations.

Changes to current state or federal laws and regulations in Nevada, where we operate currently, or in jurisdictions where we may operate in the future, could require additional capital expenditures and increased operating and/or reclamation costs. Additional regulatory requirements could impact the economics of our Projects. Based upon our current exploration activities, we have not incurred material capital expenditures for environmental control facilities and do not expect to incur any such expenditures in the balance of 2011 or in 2012.

       --Permitting Regulations

All of our Mineral Resource Projects are on lands managed by the U.S. Federal Project Bureau of Land Management (BLM), with about 50% of the Railroad Project on private lands and a portion of the Camp Douglas Project on private lands in the form of patented claims.

Issues of surface disturbance on federally-managed lands are managed according to the amount of disturbance.  Composite disturbance on non-contiguous sections of land up to a total of five acres falls into a Notice of Intent (NOI) category.  The term of a NOI is two years, but can be extended through a continuation notification.  Disturbance consists of road building, cross-country travel, drill site and sump construction and removal of vegetation.

For areas where disturbance consists of greater than five acres, a Plan of Operation (POO) is required.  This is an Environmental Assessment (EA) that can take up to one year to complete.  Flora, fauna and archeological studies are required for the EA, and are seasonal and access dependent.  Public scrutiny and review are also required.  We are completing a POO for the Railroad Project that will allow up to 200 acres of disturbance in the northern portion of the property.  It is anticipated that this POO will be finished and a Finding of No Significant Impact (FONSI) issued by February 2012.  Bonding for disturbance can be obtained through the Nevada State Reclamation Performance Bonding Pool (“Bonding Pool”), and can be done in 50 acre increments as needed up to the 200 total acreage.

We have not encountered permitting impediments on any of our Projects.

      --Nevada Laws

At the state level, exploration operations in Nevada are regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection.  Nevada state law requires us to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits. These permits mandate concurrent and post-disturbance reclamation of exploration to mitigate the long-term environmental impact by stabilizing, contouring, resloping and revegetating various portions of the site  after exploration operations are completed.  We are required to post reclamation bonds sufficient to guarantee the cost of exploration reclamation. We fulfill the bonding obligation through payments into the Nevada State Bonding Pool.  Bond monies are returned upon completion and sign-off by appropriate federal and state regulatory agencies of the disturbance reclamation and vegetation re-establishment.

Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could require changes to operating constraints, technical criteria, fees or bonding requirements, and involve substantial cost and management time.

Item 4A.  Unresolved Staff Comments.

Not Applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of our financial position, changes in financial position and results of operation should be read in conjunction with Item 3A. “Selected Financial and Operating Data,”  Item 3D. “Risk Factors,” and our consolidated financial statements and the related notes in this registration statement.

Our audited consolidated financial statements for the year ended December 31, 2010 were prepared in accordance with Canadian GAAP, the application of which, in case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except for the differences noted in Note 16 of our audited consolidated financial statements included in this registration statement.  As of January 1, 2011, our financial statements are prepared in accordance with IFRS as explained in Note 17 to our unaudited consolidated financial statements for the quarter ended June 30, 2011 included in this registration statement.  We are not required to reconcile our financial statements prepared in accordance with IFRS with U.S. GAAP.

Overview

Since incorporation in February 2004, we have been engaged in the business of exploring mineral properties.  The initial properties were mineral claims on which we were exploring for diamonds.  By June 2009, we ceased exploration of those projects and subsequently effected a recapitalization and undertook identification and acquisition of new mineral interests.  JKR was formed in March 2009 and commenced exploration activities in gold exploration projects in the State of Nevada in September 2009.

Pursuant to an Arrangement Agreement, on July 13, 2010, the Company acquired 100% of the issued and outstanding shares of JKR in exchange for 24,784,571 common shares and 1,410,000 units, each unit consisting of one common share and one share purchase warrant.  Legally, the Company is the parent of JKR; however, as a result of the share exchange described above, the former shareholders of JKR acquired 89% of the total issued and outstanding shares of the Company, and the control of the combined entity passed to the former shareholders of JKR.

The JKR acquisition has been accounted for as a capital transaction in substance using accounting principles applicable to reverse acquisitions, with JKR being treated as the accounting parent (acquirer) and the Company being treated as the accounting subsidiary (acquiree).

 Prior to the JKR acquisition, the Company had issued 5,564,176 subscription receipts for proceeds of $3,616,715, which were held in escrow and released upon the completion of the acquisition.  Concurrently with each release, we issued a total of 5,564,176 units, each unit consisting of one common share and one share purchase warrant, entitling the holder to purchase an additional common share at a price of $1.00 for a period of two years.  These units, together  with the 24,784,571 common shares exchanged for the JKR shares, resulted in us issuing a total of 30,348,747 common shares in connection the JKR acquisition.

A.	Operating Results

Fiscal Year Ended December 31, 2010 Compared to Period from March 30, 2009 to December 31, 2009.

The following financial data, which has been prepared in accordance with Canadian GAAP, is derived from our audited consolidated financial statements for the year ended December 31, 2010 and the period from March 30, 2009 to December 31, 2009.

	2010 $	2009 $
Interest income	574	29,388
Total assets	12,675,603	5,591,232
Total long term liabilities (future income taxes)	143,453	170,453
General and administrative expenses	(3,448,360)	(321,073)
Net and comprehensive loss	(3,420,786)	(291,685)
Basic and diluted loss per common share	(0.11)	(0.01)

Our  projects are at the exploration stage and have not generated any revenues other than interest earned. At December 31, 2010, we had not yet achieved profitable operations and had accumulated losses of $3,712,471 (2009 – $291,685) since inception. For the year ended December 31, 2010, we incurred a net and comprehensive losss of $3,420,786, or $0.11 per share, compared to a net and comprehensive loss of $291,685 or $0.01 per share for the period from March 30, 2009 through December 31, 2009.

Expenses.  Our operating and administrative expenses for the year ended December 31, 2010 totaled $3,448,360 (2009: $321,073), including stock based compensation issued during the year, valued at $1,776,672 calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the year ended December 31, 2010 were management fees of $201,905 (2009 - $nil), professional fees of $276,487 (2009 - $74,723), office expenses of $118,371 (2009 - $7,898), consulting fees of $392,200 (2009 - $121,986), investor relations of $189,604 (2009 - $nil) and regulatory and shareholder service of $36,103 (2009 - $1,120).

The table below details the changes in major expenditures for the year ended December 31, 2010 as compared to the period from March 30, 2009 to December 31, 2009.

Expenses	Increase / Decrease in Expenses	Explanation for Change – Year Ended December 31, 2010 as Compared to Period Ended December 31, 2009
Management fees	Increase of $201,905	More activities during the year, including financing, acquisition, negotiating of contracts and agreements.
Consulting fees	Increase of $270,214	More activities during the year with respect to financing and mineral property leases, exploring various acquisition opportunities.
Professional fees	Increase of $201,764	Increase due to audit fees and increased legal fees related to the Arrangement and potential mineral properties acquisition.
Office expense	Increase of $110,473	Increased administration costs, office supplies and website development. Additional office in Nevada.
Regulatory and shareholders services	Increase of $34,983	Increased level of activity related to the private placements, share issuances and reverse take-over transactions.
Investor relations	Increase of $189,604	Increased level of financing activities during the period; increase in market awareness campaigns.
Travel expense	Increase of $139,134	Increased level of travel for mineral properties, and marketing.
Stock based compensation	Increase of $1,776,672	Issued 3,000,000 stock options to directors, officers, consultants and employees, with an average exercise price at $0.70 per share for a period from two to five years.

The table below details the material changes in balance sheet items as at December 31, 2010 as compared to December 31, 2009.

Assets	Increase / Decrease	Explanation for Change — As at December 31, 2010 2010 as Compared to December 31, 2009
Cash	Increase of $3,189,897	Raised funds from multiple private placements during the year.
Mineral property interests	Increase of $3,697,301	Increased exploration and drillingactivities subsequent to the RTO. We also acquired the Camp Douglas Project.
Reclamation Bond	Increase of $36,720	We posted reclamation bonds on the CVN and Railroad Projects.
Accounts payable	Increase of $1,151,963	Increase payables as a result of an increase in exploration and drilling activities.
Notes payable	Decrease of $658,500	Notes were repaid from proceeds of private placements.
Capital stock	Increase of $7,946,314	Multiple private placements were completed during the year.
Contributed surplus	Increase of $2,111,153	Stock options worth $1,776,672 were granted during 2010. Agent’s warrants worth $334,481 were issued in relation to the private placements

Fiscal Quarter Ended June 30, 2011 compared to Fiscal Quarter Ended June 30, 2010

The following financial data, which has been prepared in accordance with IFRS, is derived from our unaudited interim consolidated financial statements for the quarters ended June 30, 2011 and 2010:

	2011 $	2010* $
Interest income	30,862	-
Total assets	24,965,847	5,439,387
Total liabilities	541,086	855,420
General and administrative expenses	(1,158,849)	(423,348)
Net and comprehensive loss	(1,127,987)	(423,348)
Basic and diluted loss per common share	(0.02)	(0.02)
*Restated in accordance with IFRS

At June 30, 2011, we had not yet achieved profitable operations and had accumulated losses of $6,145,086 (June 30, 2010 – $1,122,740) since inception.  For the six months ended June 30, 2011, we incurred a net and comprehensive loss of $2,643,047 or $0.05 per share, compared to a net and comprehensive loss of $831,055 or $0.03 per share for the corresponding six months ended June 30, 2010.

Expenses.  The operating and administrative expenses for the quarter ended June 30, 2011 totalled $1,158,849 (June 30, 2010: $423,348), including share-based compensation issued during the quarter, valued at $608,630 (June 30, 2010: $nil) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the quarter ended June 30, 2011 were management fees of $90,000 (June 30, 2010 - $nil), professional fees of $103,677 (June 30, 2010 - $111,558), office expenses of $49,502 (June 30, 2010 - $8,624), consulting fees of $31,200 (June 30, 2010 - $199,404), investor relations of $50,386 (June 30, 2010 - $59,247) and regulatory and shareholder service of $14,311 (June 30, 2010 - $7,529).

           The table below details the changes in major expenditures for the quarter ended June 30, 2011 as compared to the quarter ended June 30, 2010.

Expenses	Increase / Decrease in Expenses	Explanation for Change – Quarter Ended June 30, 2011 as Compared to Quarter Ended June 30, 2010
Management fees	Increase of $90,000	More activities during the quarter, including financing, acquisition, negotiating of contracts and agreements. More management as a result of the Arrangement.
Consulting fees	Decrease of $168,204
Full time management took over after the Arrangement. Fewer activities during the quarter with respect to mineral properties leases, exploring various acquisition opportunities. We also decreased the number of our consultants.

Professional fees	Decrease of $7,781	Decrease due to lower legal fees related to potential mineral properties acquisition.
Office expense	Increase of $40,878	Increased administration costs, office supplies and website development. Additional office in Nevada.
Regulatory and shareholders services	Increase of $6,782	Increased level of activity related to the private placements and share issuances.
Investor relations	Decrease of $8,861	More investor relations performed in-house.
Travel expense	Increase of $101,929	Increased level of travel for mineral properties, and marketing.
Share-based compensation	Increase of $608,630	Issued 505,000 stock options to directors, officers, consultants and employees, with an average exercise price at $1.36 per share for a period of five years.

The table below details the material changes in balance sheet items as at June 30, 2011 as compared to December 31, 2010.

Assets	Increase / Decrease	Explanation for Change — As at June 30, 2011 as Compared to December 31, 2010
Cash	Increase of $11,437,694	Raised funds from a private placement in March 2011 and from the exercise of warrants.
Mineral property interests	Increase of $899,945	Additional exploration and drilling activities during the period.
Accounts payable	Decrease of $736,706	Cash flows available to us permitted faster payment of payables.
Capital stock	Increase of $13,759,543	A private placement was completed In March 2011. A number of warrants were also exercised during the period.
Reserves	Increase of $1,843,475	Stock options worth a net of $1,452,259 were granted. Agent's warrants were issued in relation to the private placement.

B.	Liquidity and Capital Resources

We have no known mineral resources or reserves, and are not in commercial production on any of our properties. Accordingly, we do not generate cash from operations.  We have financed development and exploration activities to date by raising capital through private placements of our securities.

As at June 30, 2011, we had working capital of $15,225,374.  Our liquidity and capital resources in accordance with IFRS were as follows:

	June 30, 2011	December 31, 2010
	$	$
Cash	15,547,330	4,109,636
Receivables	124,178	49,370
Prepaid expenses	94,952	51,453
Total current assets	15,766,460	4,210,459
Payables and accrued liabilities	537,331	1,274,037
Shareholders loan	3,755	3,755

During the six months ended June 30, 2011, we completed a private placement of 12,578,947 common shares for proceeds of $11,093,000, net of cash commissions and expenses of $857,000.  We also issued 880,526 agent’s warrants.  Each agent’s warrant entitles the holder to purchase one common share on or before March 3, 2013 at an exercise price of $0.95 per common share.  In addition, during such fiscal quarter, we received aggregate proceeds of $1,859,002 upon the exercise of an aggregate of 1,973,184 share purchase warrants.

We intend to spend approximately $8 million on exploration in 2011 using as many as four drills (three of them core) to advance our projects. The plan includes 20,000 to 25,000 meters of drilling in 40 to 45 holes with about 80% of the total drilling directed to targets on our flagship Railroad project on the Carlin Gold Trend.

Highlights include:

•
Primary target: $6.5 million budgeted to be spent on the Railroad Project. The main objective is to follow up the North Bullion Fault zone discovery announced January 20, 2011. This drill target has the potential to develop into a major, high-grade, Carlin-style deposit. Promising drill targets have also been located in the Railroad Fault zone and the historic Bullion Mining district. Other new targets have also emerged in the data acquired from recent detailed gravity and soil sample programs.

•
Secondary targets: An initial four to six holes are planned for a bonanza vein gold-silver target and a shallow, bulk disseminated gold zone at East Camp Douglas located near Mina, Nevada; two to four holes are planned for the early-stage Safford silver project, southwest of Carlin, Nevada; and two to three holes are planned to provide a preliminary test of a Rain district-like target south of the Railroad Project.

Our financial success will be dependent on the extent to which we can discover and develop new mineral deposits. Management considers that we have adequate resources to maintain our core operations and planned exploration programs for approximately 18 months.  In the event of changes to our activities and additional funds are needed, we would seek to obtain the funds through placements of our common shares or other securities or debt financing.  While we have been successful in the past in completing financings, there can be no assurance that we will be able to complete future financings, or on terms that are not substantially dilutive to existing shareholders.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

None of our assets is currently in production or generates revenue.

E.	Off-Balance Sheet Arrangements

We do not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The leases for our Mining Resource Projects contain various work commitment obligations.  The amounts payable under those leases are contingent upon drilling results and our decision to continue with the mining claim for the leased property.  Reference is made to Item 4D. “Property, Plants and Equipment” and to the Mining Leases, Exploration Permits and Surface Use Agreements, which are Exhibits 10.8 through 10.15 to this registration statement.

We sublease an office in Vancouver, British Columbia under a sublease expiring March 31, 2014, and lease an office in Elko, Nevada under a lease expiring August 30, 2014.  These leases are Exhibits 10.6 and 10.7, respectively, to this registration statement. As of June 30, 2011, the office space obligations under these leases were:

Name	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Office space in Vancouver, Canada	$226,611	$82,404	$144,207	$nil	$nil
Office space in Elko, Nevada	U.S. $166,400	U.S. $52,000	U.S. $105,600	U.S. $8,800	U.S. $nil

G.	Safe Harbor

See “Cautionary Statement Regarding Forward Looking Statements” on page iii of this registration statement.

Item 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management

The names and positions held with the Company of each director and executive officer as of  September 30, 2011 were as follows:

Name	Position with the Company
Jonathan T. Awde (1)	Director, President and Chief Executive Officer
Ewan S. Downie (1)(2)	Director
David C. Mathewson	Director and Vice President-Exploration
Robert J. McLeod	Director
Richard S. Silas (2)	Director and Secretary
William E. Threlkeld (1)(2)	Director
Michael N. Waldkirch	Chief Financial Officer

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

Set forth below are brief descriptions of recent employment and business experience of our officers and directors.

Jonathan T. Awde (age 33) has been our President and Chief Executive Officer since July 2010 upon the acquisition of JKR, and President and Chief Executive Office of JKR since March 2009, of which he was a co-founder.  From February 2010 to July 2010, he was President of Northern Star Mining Corp, having previously served as its Vice President (Corporate Development) from February 2003 to February 2010, and was a director from June 2007 to July 2010. From 1991 to 2001, he was a sales and trading professional at Wolverton Securities Inc. Mr. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia.

Ewan S. Downie (age 43) has been a director of the Company since July 2010.  He has been the owner and founder of Vytyl Exploration Services, a contracting business in mineral development and exploration, since 1989.  Mr. Downie also has been the President, Chief Executive Officer and director of Premier Gold Mines Ltd., a Canadian based mineral exploration company listed on the TSX, since May 2006. From 1997 to 2007, he was President and Chief Executive Officer of Wolfden Resources Inc. and from May 2007 to October 2008, he was President of Zinifex Canada, Inc. Mr. Downie serves as a director of Source Exploration Corp., Mega Precious Metals Inc., Newstrike Resources Ltd., PC Gold Inc., Benton Resources Corp., and Marksmen Capital Inc.

David C. Mathewson (age 65) has been our Vice President-Exploration and a director of the Company  since July 2010, and from September 2009 to July 2010 he served as an officer of JKR.  Mr. Mathewson is an exploration and mining geologist with over 35 years of experience in mining and exploration, including more than 25 years in precious metals, primarily in Nevada.  From January 2009 to September 2009, he was President and CEO of Nevada Gold Holdings, Inc., from August 2006 to August 2008, he was the President and Chief Geologist of Gold Run Inc,, and from June 2003 to March 2007, he was Vice-President, Exploration and part time consulting geologist of Tone Resources Ltd.  He serves as a director of Nevada Gold Holdings, Inc. Mr. Mathewson is a member of the Society of Mining Engineers USA and the Society of Economic Geologists and
holds a Masters of Science in Geology from the University of Idaho and a Bachelor of Science in Geology from St. Lawrence University in Canton, New York.

Robert J. McLeod (age 39) has been a director of the Company since June 28, 2011, having previously served as a director from July 13, 2010 to March 17, 2011. Since June 2003, Mr. McLeod has been the Chief Executive Officer, Vice-President, Operations and a director of Full Metal Minerals Corp.  He is also a director of Nuukfjord Gold Ltd. and Keegan Resources Ltd., both TSX listed companies.  From 2003 to 2004, he was Vice-President, Exploration for Atna Resources Ltd.  From 2000 to 2003, Mr. McLeod was a Project Geologist for Miramar Mining Corp. and a Senior Geologist for Grayd Resource Corporation from 1998 to 2000. Mr. McLeod is professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario and a Bachelors of Science, Geology, from the University of British Columbia.

Richard S. Silas (age 39) has been our Secretary and a director of the Company since July 2010 and April 2009, respectively, having served as President and Chief Executive Officer from August 2009 to July 2010.  Since 1997, Mr. Silas has been the President of Universal Solutions Inc., a private company providing management and administrative services to TSX Venture Exchange listed companies.  Mr. Silas also holds a certificate (securities program) from Simon Fraser University in British Columbia.

William E. Threlkeld (age 56) has been a director of the Company since March 2011.  He is a designee of FCMI Parent Co. (see Item 7A. “Major Shareholders”).  Since 2001, he has been a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs.  From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments.  From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America.  Mr. Threlkeld obtained a Master of Science in Economic Geology from the University of Western Ontario.

Michael N. Waldkirch (age 41) has been our Chief Financial Officer since November 2009.  Since 1998, he has held the position of principal with JBH Professional Services Inc., a business consulting firm located in Richmond, B.C., Canada. In October 2008, he became CFO of Northern Star Mining Corp. and a director thereof in April 2010, and resigned both positions in January 2011. Since 1999 Mr. Waldkirch has also held the position of Senior Partner with the Public Accounting firm Michael Waldkirch and Company, Certified General Accountant, in Vancouver, B.C. Mr. Waldkirch holds a Bachelor of Arts in Economics from the University of British Columbia and has been a Certified General Accountant since 1998.

Messrs. Awde, Silas and Waldkirch are former officers and/or directors of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSX Venutre Exchange.  Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010.  Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”), and appointed Deloitte & Touche Inc. as its trustee.  On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date. Messrs. Silas and Waldkirch also resigned as directors and/or officers of Northern Star effective such date.

Mr. Silas and Mr. Waldkirch devote approximately 97% and 60% of their business time, respectively, to the Company.

There is no family relationship among our directors and executive officers.

B.	Compensation

Summary Compensation Table

The following table presents the amount of compensation paid, and benefits in kind granted, to the following executive officers of Company (collectively, the “Named Executive Officers”) for services in all capacities to the Company for the fiscal year ended December 31, 2010 and the period from March 30, 2009 to December 31, 2009.

Name and Principal Position	Year	Salary	Share-Based Awards	Option-Based Awards	Pension Value	All Other Compensation ($)	Total Compensation

Jonathan T. Awde (1) CEO and President	2010	$149,405	Nil	$177,711	Nil	Nil	$327,116
	2009	$102,938	Nil	Nil	Nil	Nil	$102,938
Michael N. Waldkirch (2) CFO	2010	$18,000	Nil	$118,474	Nil	Nil	$136,474
	2009	Nil	Nil	Nil	Nil	Nil	Nil
David C. Mathewson (3) VP, Exploration	2010	$154,545	Nil	$246,694	Nil	Nil	$401,239
	2009	$66,769	Nil	Nil	Nil	Nil	$ 66,769
Richard S. Silas (4) Secretary	2010	$30,000	Nil	$118,471	Nil	Nil	$148,471
	2009	Nil	Nil	Nil	Nil	Nil	Nil

1 These amounts were paid to 0631208 B.C. Ltd., a private company controlled by Mr. Awde, and were reported as management fees in 2010 and consulting fees in 2009.  During the year ended December 31, 2010, Mr. Awde was granted options to purchase a total of 300,000 common shares for a period of five years at an exercise price of $0.65 per share, and paid interest of $9,860 (2009 - $8,532) on loans.  See Item 7B.  Related Party Transactions” for information on the loans.

2 These amounts were paid to Michael Waldkirch & Company Inc., a private company controlled by Mr. Waldkirch, and were reported as management fees.  During the year ended December 31, 2010, Mr. Waldkirch was granted options to purchase a total of 200,000 common shares for a period of five years at an exercise price of $0.65 per share, and paid interest of $5,080 (2009 - Nil) on loans.  See Item 7B. “Related Party Transactions” for information on the loans.

3 These amounts have been capitalized as exploration expenditures and were reported as part of mineral property interests.  During the year ended December 31, 2010, Mr. Mathewson was granted options to purchase a total of 400,000 common shares for a period of five years at an exercise price of $0.65 per share (as to 300,000 shares) and $0.82 per share (as to 100,000 shares).

4 These amounts were paid to Universal Solutions Inc., a private company controlled by Mr. Silas, and were reported as management fees.  During the year ended December 31, 2010, Mr. Silas was granted options to purchase a total of 200,000 common shares for a period of five years at an exercise price of $0.65 per share, and rent of $30,656 (2009 - Nil) was paid to Universal Solutions Inc.

Stock Option Plan

In July 2010, we adopted our current stock option plan (the “2010 Stock Option Plan”) covering the grant of stock options for the purchase of common shares by our directors, officers, employees and consultants.  It is a “rolling plan” which permits us to reserve for issuance up to a maximum of 10% of our issued and outstanding common shares from time to time.  The 2010 Stock Option Plan restricts the number of options that may be granted to any single optionee during any 12 month period to a maximum of 5% of our issued shares (2% in the case of consultants) and the exercise price of any options may not be less than the closing price of our common shares on the trading day preceding the date of grant, less applicable discounts as permitted by the policies of the TSX Venture Exchange.  Options may be granted for terms of up to ten years, subject to earlier termination on certain events, and exercisable while the optionee is associated with us and for a period of up to one year after cessation of such association for specified reasons.  Vesting restrictions, if any, are determined by the Board of Directors at the time of grant, subject to acceleration of vesting on certain events.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding in relation to each of the Named Executive Officers, at December 31, 2010, including awards granted before the most recently completed fiscal year ended December 31, 2010, under our 2010 Stock Option Plan.

	Option-Based Awards				Share-Based Awards (1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options (2) ($)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share-Based Awards that Have not Vested ($)
Jonathan T. Awde CEO & President	300,000	$0.65	July 13, 2015	$24,000	N/A	N/A
Michael N. Waldkirch CFO	200,000	$0.65	July 13, 2015	$16,000	N/A	N/A
David C. Mathewson VP, Exploration	300,000 100,000	$0.65 $0.82	July 13, 2015 Oct. 6, 2015	$24,000 N/A	N/A	N/A
Richard S. Silas Secretary	200,000	$0.65	July 13, 2015	$16,000	N/A	N/A
TOTAL	1,100,000			$80,000
1 We have not granted any share based awards.
2  Based on the difference between the closing price of the common shares on the TSX Venture Exchange on December 31, 2010 of $0.73 and the stock option exercise price, multiplied by the number of common shares under option.

For the period from January 1, 2011 to September 30, 2011, the following options were granted to our Named Executive Officers under the 2010 Stock Option Plan.

	Option-Based Awards				Share-Based Awards (1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options (2) ($)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share-Based Awards that Have not Vested ($)
Jonathan T. Awde CEO & President	225,000	$0.71	January 25, 2016	$121,500	N/A	N/A
Michael N. Waldkirch CFO	75,000 30,000	$0.71 $1.26	January 25, 2016 June 29, 2016	$40,500 N/A	N/A	N/A
David C. Mathewson VP, Exploration	100,000	$0.71	January 25, 2016	$54,000	N/A	N/A
Richard S. Silas Secretary	75,000	$0.71	January 25, 2016	$40,500	N/A	N/A
TOTAL	505,000			$256,500
1 We have not granted any share based awards.
2  Based on the difference between the closing price of the common shares on the TSX Venture Exchange on September 30, 2011 of $1.25 and the stock option exercise price, multiplied by the number of common shares under option.

Compensation Agreements

In March 2011, we entered into compensation agreements with the four Named Executive Officers.  Each compensation agreement was effective from January 1, 2011 and for an indefinite term, subject to termination upon the happening of certain events including the death or permanent disability of the Named Executive Officer or a material breach by either party of its obligations under the agreement.  With respect to Messrs. Awde, Silas and Waldkirch, we have entered into consulting  agreements with their individual consulting companies, which in each case, has agreed to make the services of their respective principal available to us as a corporate officer.  Our relationship with Mr. Mathewson is that of employer/employee.

The annual base fees payable to the individual consulting companies of Messrs. Awde, Silas and Waldkirch are  $180,000, $108,000 and $72,000, respectively, plus Canadian harmonized services tax, and with discretionary bonuses.

The employment agreement with Mr. Mathewson provides for a base salary of $180,000, plus discretionary bonuses.  He also is entitled to a perpetual net smelter return royalty of 1% on any staked prospects and ½% on any leased prospects generated by him and acquired by us, provided as to any leased prospect that it carries a maximum net smelter return royalty of 4% to the underlying owner/lessee and the leased prospect is not adjacent to any claims from which he is otherwise entitled to receive or participate in a net smelter return or other royalty interest.

Pension Plan Benefits

We do not have any pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The compensation agreements mentioned above with the Named Executive Officers also include similar termination and change of control benefits, based upon each Named Executive Officer’s respective annual base fee/salary plus bonus levels.  In the event we terminate a Named Executive Officer’s consulting/employment relationship without cause, as defined, such Named Executive Officer would be entitled to receive a termination payment equal to two times his annual base fee/salary plus bonus.

In addition, each Named Executive Officer is entitled to terminate his engagement with us and receive a termination payment equal to three times his annual base fee/salary plus bonus if: (i) there is a “change of control” of the Company; and (ii) a specified “trigger event” occurs, provided that the Named Executive Officer exercises such termination right within 180 days from the triggering event.

A “change of control” includes (i) a shareholder acquiring a 20% voting interest in us, (ii) the completion of a merger or similar transaction whereby all or part of our outstanding voting shares are changed, reclassified, converted into or exchanged for other securities of us or another entity or for cash or other property, (iii) sales of substantial amounts of our assets or (iv) certain changes in the composition of our Board.  A “triggering event” includes (i) a substantial change in the nature of the services to be performed by the Named Executive Officer, (ii) a material reduction of his base fee/salary or other form of compensation, (iii) a material breach of the agreement by us, (iv) a change in the city where he regularly carries out his duties and (v) a successor company fails to effectively assume our obligations under his compensation agreement.  In the case of Mr. Mathewson’s employment agreement, a “triggering event” also includes the cessation of Mr. Awde and any one of Messrs. Downie, McLeod or Silas as directors of the Company.

Director Compensation

We do not have any arrangements, standard or otherwise, pursuant to which directors are compensated by us or any of our subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert except as described below.

At December 31, 2010, Ewan S. Downie and Robert J. McLeod were our only independent directors. We did not pay them any cash compensation for their services.  On July 13, 2010, each of them was granted options under the 2010 Stock Option Plan for the purchase of 150,000 common shares at an exercise price of $0.65 per share, fully vested on grant and expiring on July 13, 2015.  On January 20, 2011, each of these directors was granted an additional stock option for the purchase of 50,000 common shares at an exercise price of $0.71 per share, fully vested on grant and expiring on January 25, 2016.

On March 17, 2011, Willam E. Threlkeld joined the Board as a third independent director and  was granted options under the 2010 Stock Option Plan for the purchase of 200,000 common shares at an exercise price of $1.27 per share, fully vested on grant and expiring on March 17, 2016.

C.	Board Practices

Directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  The directors listed in Item 6A. “Directors, Senior Management and Employees” were elected at our 2011 annual shareholders meeting held on June 28, 2011.

Our Audit Committee consists of three directors, being Jonathan T. Awde, Ewan S. Downie and William E. Threlkeld.  Messrs. Downie and Threlkeld are considered “independent” for purposes of this Committee.  All the members of the Audit Committee have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.  The Audit Committee Charter provides that the purposes of this Committee are to (i) provide an open avenue of communication between management, our external auditor and the Board, (ii) assist the Board in its oversight of the integrity, adequacy and timeliness of our financial reporting and disclosure practices, compliance with legal and regulatory requirements related to financial reporting and the independence and performance of the external auditors, and (iii) perform any other activities consistent with its Charter and governing laws as the Committee or the Board deems necessary or appropriate.

Our Compensation Committee consists of three directors, being Messrs. Downie and Threlkeld and Richard S. Silas.  This Committee was formed in March 2011 for the purpose of making recommendations to the Board regarding executive compensation (including philosophy and programs) and compensation of members of the Board.  The Board as a whole is responsible for determining the final compensation, including stock option grants and other long-term benefits.

Our Board adopted a Code of Conduct regarding the expectations of the directors when acting in such capacity.  The Board as a whole would enforce the Code of Conduct.

Given our current size and stage of development, the Board has not appointed a nominating committee or a corporate governance committee.  The functions of these committees are performed by the Board as a whole.

D.	Employees

At September 30, 2011, we had seven employees, including David C. Mathewson, one of our Named Executive Officers, of which two were located in Vancouver BC and five in Elko, Nevada.  None of our employees is covered by any labor union. In addition, we have entered into compensation agreements with private companies controlled by our other three Named Executive Officers, Messrs. Awde, Silas and Waldkirch, all of whom are based in Vancouver, BC.  See Item 6B. “Directors, Senior Management and Employees-Compensation.”

E.	Share Ownership

The following table sets forth certain information regarding ownership of our common shares by our officers and directors as of September 30, 2011:

Name	Ownership(1)	Percentage
Jonathan T. Awde (2)	5,959,900	9.73%
Ewan S. Downie (3)	200,000	0.33%
David C. Mathewson (4)	1,940,000	3.17%
Robert J. McLeod (5)	240,000	0.39%
Richard S. Silas (6)	1,436,250	2.36%
William Threlkeld (7)	530,000	0.87%
Michael N. Waldkirch (8) All officers and directors as a group (9)	1,122,750 11,428,900	1.84% 18.08%

NOTES:

(1)
Calculated on the basis of 60,676,852 common shares outstanding on September 30, 2011, and includes additional common shares a holder has the right to acquire within 60 days of September 30, 2011 by exercise of stock options or warrants.   In computing a holder’s percentage ownership, such additional common shares are included for such holder, but are not deemed to be outstanding for the purpose of calculating the percentage ownership of any other person.

(2)	Includes (i) 525,000 common shares issuable upon exercise of stock options and (ii) 700,000 common shares owned by his wife, as to which shares he disclaims beneficial ownership.
(3)	Includes 200,000 common shares issuable upon exercise of stock options.
(4)	Includes (i) 500,000 common shares issuable upon exercise of stock options and (ii) 187,500 common shares owned by his wife as to which he shares he disclaims beneficial ownership.
(5)	Includes 180,000 common shares issuable upon exercise of stock options.
(6)	Includes (i) 275,000 common shares issuable upon exercise of stock options and (ii) 28,125 common shares issuable upon exercise of warrants.
(7)
Includes 200,000 common shares issuable upon exercise of stock options and (ii) an option to purchase 330,000 common shares from FCMI Parent Co. (see Item 7A. “Major Shareholders”) as part of the profit participation agreement with FCMI Parent Co.

(8)	Includes 305,000 common shares issuable upon exercise of stock options.
(9)	See notes (2) through (8) above

Item 7.  Major Shareholders and Related Party Transactions.

A.	Major Shareholders

    The table below sets forth certain information known to us regarding the beneficial ownership of our outstanding common  shares as of September 30, 2011 by persons who were the beneficial owners of five percent (5%) or more of our outstanding common shares as of such date.  The percentages are calculated on 60,676,852 common shares outstanding on September 30, 2011.

	Number of	Percent of
Name	Common Shares	Outstanding Shares
FCMI Parent Co. (1)	11,033,000	18.18%
Gilder, Gagnon, Howe & Co. (2)	6,083,325	10.26%
Jonathan T. Awde (2)	5,959,900	9.73%

(1)
  FCMI Parent Co. purchased these shares in February 2011.  FCMI Parent Co. (“FCMI”) has the right to appoint one nominee to our Board of Directors (see Item 6A. “Directors, Senior Management and Employees” in this registration statement) and to participate, on a pro rata basis, in certain of future financings until February 2013 or it ceases to beneficially own at least 10% of the outstanding common shares, whichever is earlier.  FCMI’s nominee to the Board is William E. Threlkeld.  Mr. Threlkeld is an executive officer of Seabridge Gold, Inc. of which FCMI is a principal shareholder.

(2)	Based upon a Schedule 13G filed with the SEC on October 11, 2011.
(3)
Mr. Awde is CEO, President and a director of the Company.  Includes (i) 525,000 common shares issuable upon the exercise of stock options and (ii) 700,000 common shares owned by his wife, as to which shares he disclaims beneficial ownership.

The common shares owned by the above listed beneficial owners have the same voting rights as those of the other holders of our common shares.

United States Shareholders.  As of September 30, 2011, there were 17 registered holders of our common shares in the United States, with combined holdings of 2,490,791 shares, representing 4.1% of the outstanding common shares on September 30, 2011.  We do not know how many beneficial shareholders we have in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons.  We are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

As of the date of this registration statement, there are no arrangements known to us which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

On July 13, 2010, upon the closing of Arrangement, the Company acquired, on a one share for one share basis, all of the issued and outstanding shares of capital stock of JKR from its shareholders, in exchange for a total of 24,784,571 common shares of the Company at a deemed price of $0.65 per share.   The JKR shareholders included Jonathan T. Awde, David C. Mathewson, Richard S. Silas and Michael N. Waldkirch, who were or became officers and directors of the Company.

Name of JKR Shareholder	Number of Common Shares Received	Number of JKR Shares Exchanged	Aggregate Cost Base of JKR Shares
Jonathan T. Awde	4,610,000	4,610,000	$200,100.00
Kristin Awde1	800,000	800,000	$40,000.00
David C. Mathewson	670,000	670,000	$40,000.00
Richard S. Silas	650,000	650,000	$37,500.00
Michael N. Waldkirch	470,000	470,000	$40,000.00
Others	17,584,571	17,584,571	$3,999,750.00
TOTAL	24,784,571	24,784,571	$4,357,350.00

(1)	Kristin Awde is the wife of Jonathan T. Awde

In conjunction with the closing of the Arrangement, (i) Mr. Awde, who was President, CEO and sole director of JKR, was appointed President, CEO and a director of the Company, (ii) Mr. Mathewson, who was Vice-President-Exploration of JKR, was appointed Vice President-Exploration and a director of the Company, (iii) Mr. Silas, who prior to the Arrangement was President, CEO and a director of the Company, remained a director, ceased to serve as President and was appointed Secretary of the Company, and (iv) Mr. Waldkirch, the Company’s Chief Financial Officer prior to the Arrangement remained as the Chief Financial Officer.

David C. Mathewson, the Vice-President, Exploration and a director of the Company,  owns 351 unpatented mining claims which are the subject of certain mining leases forming part of our CVN Project.  Pursuant to the terms of such leases, he is entitled to receive annual lease payments and royalties as set forth below.  Mr. Mathewson received aggregate lease payments of U.S.$100,000 for 2010 and U.S.$115,000 for 2011.  See Item 4D.  “Property, Plants and Equipment” for information about the CVN Project and these leases in addition to the information presented below. These payments are in addition to the compensation he receives from us under his employment agreement, including possible net smelter return royalties. See Item 6B. “Compensation” in this registration statement.

Description of Lease	Annual Lease Payments	Underlying Royalty Interest
Mining lease and agreement, dated August 25, 2008, with respect to 172 unpatented mining claims located in Eureka County, Nevada
U.S.$30,000 per year increasing to U.S.$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period.

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between U.S.$2,000,000 and U.S.$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease, dated August 25, 2008, with respect to 91 unpatented lode mining claims located in Eureka County, Nevada
Until production is achieved, annual lease payments starting a U.S.$20,000 in year 1, increasing by U.S.$5,000 per year until U.S.$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NSR, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between U.S.$2,000,000 and U.S.$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between KM Exploration, Ltd., as lessor, and Aurelio, as lessee (the “KM/IC Lease”) with respect to 88 unpatented lode mining claims situated in Elko County, Nevada.
Until production is achieved, annual lease payments starting at U.S.$20,000 in year one, increasing by U.S.$5,000 per year until U.S.$50,000 in year six, after which time annual payments remain constant subject to CPI adjustment every five years.

4% NSR, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between U.S. $2,000,000 and U.S.$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

We sublease our administrative offices in Vancouver, BC from a company controlled by Richard Silas under a lease entered into in January 2010 and expiring in April 2014.  The lease payments were $30,656 and $36,788 for 2010 and for the first six months of 2011, respectively.

In 2009, companies controlled by Mr. Awde and Mr. Waldkirch made loans of $309,500 and $103,000, respectively, to JKR.  These loans were repaid in October 2010, together with interest in aggregate amounts of $18,392 and $6,710 for 2009 and 2010 to Mr. Awde’s and Mr. Waldkirch’s companies, respectively.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

A.  Consolidated Statements and Other Financial Information

Page
Audited Financial Statements for the Year Ended December 31, 2010 and the period from March 30, 2009 through December 31, 2009.	F-1

Unaudited Interim Financial Statements for the Three and Six Months Ended June 30, 2011	F-31

B.Significant Changes

None

Item 9.  The Offer and Listing.

A.	Offering and listing details.

4.       Price History

Our common shares have been traded on the TSX Venture Exchange since January 7, 2005, and since November 19, 2009, the trading has been under the symbol “GV.”  Since December 8, 2010, our common shares also have been traded in the United States on the OTCQC International under trading symbol “GDVXF.”  The CUSIP number for our common shares is 380738104.

The following table sets forth the closing sales prices of our common shares on the TSX Venture Exchange for the periods indicated:

TSX Venture Exchange Stock Trading Activity

	Sales Price ($)

Calendar Period	High	Low

Year Ended
December 31, 2006	16.00	4.00
December 31, 2007	7.60	1.08
December 31, 2008	2.76	0.14
December 31, 2009	0.60	0.14
December 31, 2010	0.91	0.53

Quarter Ended
March 31, 2009	0.26	0.14
June 30, 2009	0.40	0.16
September 30, 2009	0.60	0.26
December 31, 2009	0.60	0.28
March 31, 2010	0.75	0.53
June 30, 2010	0.89	0.71
September 30, 2010	0.71	0.57
December 31, 2010	0.91	0.55
March 31, 2011	1.48	0.67
June 30, 2011	1.45	1.21
September 30, 2011	1.31	1.09

Month Ended
April 30, 2011	1.45	1.35
May 31, 2011	1.38	1.21
June 30, 2011	1.43	1.21
July 31, 2011	1.31	1.22
August 31, 2011	1.27	1.09
September 30, 2011	1.31	1.25
October (through October 18)

On October 18, 2011, the closing price of our common shares on the TSX Venture Exchange was $1.09 per share.

The following table shows the market price ranges of our common shares on the OTCQX International market for the periods indicated:

OTCQX International Market Trading Activity

Calendar Period	Closing Bid Prices (U.S.$)

Year Ended
From December 8, 2010 through December 31, 2010	0.75

December 31, 2010 (from December 8, 2010)	0.75
March 31, 2011	1.40
June 30, 2011	1.30

Month Ended
April 30, 2011	1.51
May 31, 2011	1.29
June 30, 2011	1.30
July 31, 2011	1.28
August 31, 2011	1.28
September 30, 2011	1.10
October (to October 17) 2011	1.02

On October 17, 2011, the closing bid price of our common shares on the OTCQX International market was U.S. $1.02 per share.

5. Registration, Transfer and Par Value

Our common shares are issued as registered shares.  The common shares are no par value.  Our transfer agent is Computershare Investor Services, Inc., Vancouver, BC.

6.  Restrictions on Transferability

None

7.  Other Securities being Listed or Offered

None

B.           Plan of Distribution

Not applicable.

C.           Markets

As noted in Part A4 “Price History” above, our common shares are listed and traded on the TSX Venture Exchange and traded on the OTCQX.  Upon our meeting the qualifications for listing on the NYSE Amex, we will consider filing an application for listing thereon.  However, no assurance can be given that we will ever meet the listing qualifications or the listing application will be approved.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

Item 10.  Additional Information.

A.	Share Capital

The following table sets forth information about our share capital as of September 30, 2011 and December 31, 2010:

	December 31, 2010	September 30, 2011
Number of Common Shares Authorized	Unlimited	Unlimited
Par Value per Share	Nil	Nil
Number of Shares Issued and Fully-Paid	42,735.559	60,676,852

For the fiscal years ended December 31, 2009 and 2010 and the period from January 1, 2011 to September 30, 2011, we issued common shares as follows:

	Number of Shares	Amount ($)
Founder’s shares	10,000	100
Shares issued for cash (net of share issuance costs)	23,324,571	4,256,262
Shares issued for finders’ fee	200,000	100,000
Shares issued for mineral properties	600,000	228,000
Shares issued for acquisition of JMD	650,000	325,000
Balance at December 31, 2009	24,784,571	4,909,362

Capital stock of JKR Gold Resources Ltd.	(24,784,571)	-
Capital stock of the Company	3,136,069	-
Share issued pursuant to acquisition (net of recapitalization costs)	30,348,747	2,978,137
Exchange of special warrants for shares	1,410,000	763,752
Share issued for cash (net of share issuance costs)	7,809,493	4,191,925
Warrants exercised	31,250	12,500
Balance at December 31, 2010	42,735,559	12,855,676

Shares issued for cash (net of share issuance costs)	12,578,947	10,304,586
Shares issued for debt settlement	346,155	467,309
Warrants exercised	4,896,191	4,079,935
Options exercised	120,000	89,847
Balance at September 30, 2011	60,676,852	27,797,353

All of our outstanding shares, options and warrants have been issued in accordance with the pricing policies of the TSX Venture Exchange.  The TSX Venture Exchange’s policies allow for the issuance of securities at a discount from the market price.  All of the shares, with the exception of those issued for settlement of debt and those issued pursuant to private placements, have been issued at fair market value.  The shares issued pursuant to private placements are generally issued at a discount to the current market price.  The shares issued for settlement of debt were issued pursuant to an agreement with certain creditors, at a price equal to the price at which private placements were issued, at the time the debt was incurred.

See also Item 6E. “ Directors, Senior Management and Employees - Share Ownership” in this registration statement.

B.	Memorandum and Articles of Association

Description of Share Capital

Changes to Rights and Restrictions of Shares

Under the BCBCA and our Articles, if we wish to change the rights and restrictions of our common shares, we must obtain the approval of the shareholders by Special Resolution (a majority of 66 2/3% of votes cast).

Dividend Record

We have not paid any dividends on our common shares and do not intend to pay dividends on the common shares in the immediate future.  Any decision to pay dividends on the common shares in the future will be made by our Board of Directors on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Composition of the Board of Directors

Our Board of Directors is composed of six persons, three of whom qualify as “independent” directors under applicable Canadian regulations.  The policy guidelines suggest that every listed company should be constituted with a majority of individuals who qualify as “independent” directors. While the Board believes that its independence is not compromised by its current composition, it is the Board’s objective to have a majority of its member independent from management.

Ownership of Securities and Change of Control

Except for the Investment Canada Act, discussed below, there are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of our voting common shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control or direction over our securities.  In addition, if we hold any of our own securities, we must disclose such ownership.

There are no provisions in our Notice of Articles or Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving us or our subsidiaries. In June 2011, we adopted a Shareholders Rights Agreement, see below.

Meetings of the Shareholders

Under the BCBCA and our Articles, our annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting.  We must give shareholders not less than 21 days’ notice of any general meeting of shareholders.

The Board may fix in advance a date, which is not fewer than 21 days and not more than two months prior to the date of the meeting, as the record date of the meeting.  All the holders of the common shares as at the record date are entitled to attend and vote at a general meeting.

 Shareholder Rights Plan

We entered into a Rights Plan Agreement, effective June 1, 2011, with Computershare Trust Company of Canada, as the rights agent, with the objective of encouraging fair and equal treatment of shareholders in the context of certain takeover bids for control of us and lessening the time pressure on the Board of Directors and shareholders in responding to such bids.  The rights plan provides for the issuance and attachment of one right (a “Right”) for each outstanding common share as of June 1, 2011, and also one right for each subsequently issued common share.  The Rights are not exercisable and do not become separated from the common shares until the 10th trading day after the earliest of (i) the date of the first public announcement that an Acquiring Person (as defined) has acquired or plans to acquire 20% or more of our outstanding common shares without having complied with the procedures under the plan, (ii) the commencement of a takeover bid for our common shares, other than certain permitted bids, or (iii) the date when a permitted bid ceases to meet that criteria (such date being the “Separation Date”).  The exercise price of the Rights would be five times the market price of the common shares, subject to certain anti-dilution adjustments.  Upon the occurrence of a “flip-in” event (as defined), a holder of Rights (other than an Acquiring Person) will, upon payment of the exercise price, receive common shares having an aggregate market price equal to twice the exercise price (i.e. at a discount of 50% of the market price).

The Rights Plan Agreement defines a permitted bid as being one made to all shareholders and which includes the following provisions: (i) it is open for a period of not less than 60 days (unlike the 35 day statutory bid period), (ii) at least 50% of the then outstanding common shares held by independent shareholders (as defined) must be deposited and tendered to bid, and (iii) if such 50% condition is met, the bid must remain open for at least 10 additional business days.  The rights plan will expire on the day that our general meeting of shareholders will be held in 2014, subject to earlier termination in accordance with the Rights Plan Agreement.

Our shareholders approved the Rights Plan Agreement at the 2011 annual general meeting of shareholders held on June 28, 2011.

Differences from Requirements in the United States

Except for our quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings and the approval of amendments to our articles, which are discussed above, there are no significant differences in the law applicable to us, in the areas outlined above, in British Columbia versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about us, our management and operations.  In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date.  Additionally, in the United States, generally a director may not be able to vote on the approval of any transaction in which the director has an interest.  Generally, most states in the United States require amendments to a company’s articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments by two-thirds of the votes cast by the holders of the issued and outstanding shares.  In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.

Under applicable U.S. securities laws, all members of the Audit Committee of a public company “listed” in the U.S. must be “independent” of the company.  Our Audit Committee consists of three persons, two of whom are independent and the third of whom is one of our executive officers.  The composition of our Audit Committee is in compliance with applicable Canadian securities legislation.

C.	Material Contracts

The following are material contracts to which the Company is a party and which were entered into during the two years immediately preceding the date of this registration statement:

•	Arrangement Agreement, dated May 26, 2010, between the Company and JKR Gold Resources Inc.
•	Subscription Agreement, dated as of March 1, 2011, between the Company and FCMI Parent Co.
•	Management Consulting Agreement, dated March 2, 2011, between the Company and 0631208 B.C. Ltd.

•	Consulting Agreement, dated March 2, 2011, between the Company and Universal Solutions Inc.
•	Consulting Agreement, dated March 2, 2011, between the Company and Michael Waldkirch & Company, Inc.
•	Employment Agreement, dated March 2, 2011, between the Company and David C. Mathewson.
•	Sublease, dated January 1, 2010, between JKR Gold Resources Inc. and Universal Solutions Inc.
•	Commercial Lease, effective September 1, 2011, between the Company and Bristlecone Enterprises, LLC.
•	Exploration Permit with Option to Purchase, effective as of August 31, 2009, among Aurelio Resource Corporation, JKR Gold Resources, Inc. and Newco.
•	Mining Lease and Option to Purchase Agreement – Camp Douglas Project, effective as of August 1, 2010, between Gold Standard Ventures (US) Inc. and Diversified Inholdings, LLC.
•	Surface Use Agreement with Conditional Purchase Option, dated September 27, 2010, between Gold Standard Ventures (US) Inc. and Julian Tomera Ranches, Inc., Stone House Division.
•	Mining Lease and Agreement, dated September 27, 2010, between Gold Standard Venture (US) Inc. and Thomas J. Tomera and Patsy S. Tomera, Trustees of the Thomas J. Tomera Family Trust.
•	Surface Use Agreement with Conditional Purchase Option, dated as of January 15, 2011, between Gold Standard Venture (US) Inc. and Kevin Tomera.
•	Mining Lease and Agreement, dated as of September 2010, between Gold Standard Ventures (US) Inc. and the Owners listed therein.
•	Mining Lease and Agreement , dated as of January 15, 2011, between Gold Standard Ventures (US) Inc. and K&K Tomera Lands, LLC.
•	Minerals Lease and Agreement, dated April 5, 2011, between Gold Standard Ventures (US) Inc. and Newmont USA Limited, d/b/a Newmont Mining Corporation.

D.	Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation” below.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which as specified in 2009 was any amount in excess of $312 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (i) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (ii) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (iii) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E.	Taxation

Material Canadian Federal Income Tax Consequences

Our management considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States and who is not a resident of Canada, and who does not use or hold, and is not deemed to use or hold, his common shares in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing  policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on our common shares to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.  We are required to withhold the applicable tax from the dividend payable to the non-resident shareholder, and to remit the tax to the Receiver General of Canada from the account of the non-resident shareholder.

Capital Gains

 In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the actual or deemed disposition of a share, including a deemed disposition on death, provided that the non-resident shareholder did not hold the common share as capital property used in carrying on a business in Canada.  Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal with at arm’s length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom our common shares represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold our common shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Canada and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in our common shares.  This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold our common shares through partnerships or other pass-through entities, persons who acquired their common shares through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our common shares, and investors holding our common shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our common shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our common shares, and the partners in such partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of our common shares.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local or foreign taxation.  You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax considerations of an investment in our common shares.

For purposes of this summary, the term “U.S. Holder” means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

For U.S. federal income tax purposes, and subject to the passive foreign investment company rules discussed below, the gross amount of any distributions received with respect to our common shares, including the amount of any Canadian taxes withheld there from, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  You will be required to include the amount of such dividends in gross income as ordinary income.  Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our common shares, and any amount in excess of your tax basis will be treated as gain from the sale of our common shares.  See “Disposition of Common Shares” below for a discussion of the taxation of capital gains.  Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in Canadian dollars, including the amount of any Canadian taxes withheld there from, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received.  A U.S. Holder who receives payment in Canadian dollars and converts them into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of our common shares.

Subject to complex limitations, any Canadian withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or general category income for U.S. foreign tax credit purposes.  A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received with respect to our ordinary shares to the extent such U.S. Holder has not held such shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date.  The rules relating to the determination of the foreign tax credit are complex, and a U.S. Holder should consult with his personal tax advisors to determine whether and to what extent he would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2012 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends generally qualify for the 15 percent rate provided that the issuer is entitled to benefits under the Tax Treaty.  We believe that we are entitled to benefits under the Tax Treaty.  However, the reduction does not apply to dividends received from PFICs.  U.S. Holders of our common shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Common Shares

If a U.S. Holder sells or otherwise disposes of our common shares, he will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and his adjusted tax basis in the common shares.  Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if he has held the common shares for more than one year at the time of the sale or other disposition.  In general, any gain that a U.S. Holder recognizes on the sale or other disposition of common shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives Canadian dollars in connection with the sale or disposition of our common shares, the amount realized will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of such exchange.  A U.S. Holder who receives payment in Canadian dollars and converts them into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

Passive Foreign Investment Companies

There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  We will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income.  Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  We believe that we will qualify as a PFIC for the current taxable year.

If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, discussed above, and a U.S. Holder will be required to file an annual return on IRS Form 8621.  Furthermore, unless a U.S. Holder makes a timely election to treat us as a qualified electing fund or to “mark-to-market” his common shares, as described below:

•	he will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of common shares ratably over your holding period for such common shares,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

•	A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

•	A shareholder of a PFIC that is a shareholder of another PFIC, or

•	A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

The PFIC tax consequences described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF.  If a U.S. Holder makes a timely QEF election, the U.S. Holder would be required to include in income for each taxable year his pro rata share of our ordinary earnings as ordinary income and his pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder.  However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.  We currently comply with these requirements.

If our common shares are considered “marketable stock” and if a U.S. Holder elects to “mark to market” his shares of our common stock, he would not be subject to the rules described above.  Instead, he will generally include in income any excess of the fair market value of such stock at the close of each tax year over his adjusted basis in the stock. If the fair market value of the common shares had depreciated below his adjusted basis at the close of the tax year, he may generally deduct the excess of the adjusted basis of the common shares over their fair market value at that time.  However, such deductions generally would be limited to the net mark to market gains, if any, that he included in income with respect to such common shares in prior years. Income recognized and deductions allowed under the mark to market provisions, as well as any gain or loss on the disposition of common shares with respect to which the mark to market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark to market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years).  However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss.  Our common shares should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its common shares on the last day of the last taxable year in which we were a PFIC.  Any gain would be recognized and subject to tax under the rules described above.  Loss would not be recognized. A U.S. Holder’s basis in his common shares would be increased by the amount of gain, if any, recognized on the sale.  A U.S. Holder would be required to treat his holding period for his common shares as commencing on the day following the last day of the last taxable year in which we were a PFIC.

Backup Withholding and Information Reporting

Payments in respect of  our common shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax, which is currently imposed at the rate of 28%.  Backup withholding will not apply, however, if the holder (i) is a corporation or comes within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

F.	Dividends and Paying Agents

Not applicable

G.	Statement by Experts

The auditors for our audited consolidated financial statements for the year ended December 31, 2010 and the period from March 30, 2009 to December 31, 2009 were Davidson & Company LLP, 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia  V7Y 1G6, Canada. Their audit report for such fiscal year and period is included in the related financial statements in this registration statement together with their consent.

Ernest L Hunsaker III rendered a report on our Railroad Project, Elko County, Nevada, and Dwight S. Juras and Michael B. Jones rendered a report on our CVN Project, Eureka County, Nevada.  Their consents are exhibits to this registration statement.

H.	Documents on Display

Copies of the documents referred to in this registration statement may be inspected at our corporate office at Suite 610, 815 West Hastings Street, Vancouver, British Columbia V6C 1B4, upon prior appointment.  Documents which are filed as exhibits to this registration statement are available from the Internet web site maintained by the SEC at www.sec.gov. or the Internet website maintained on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

I.	Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

        Not applicable.

Item 12.  Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Not applicable

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

         None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

         None.

Item 15.   Controls and Procedures.

        Not applicable.

Item 16A.   Audit Committee Financial Expert.

         Not applicable.

Item 16B.   Code of Ethics.

         Not applicable.

Item 16C.   Principal Accountant Fees and Services.

        Not applicable.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        Not applicable.

Item 16F.   Change in Registrant’s Certifying Accountants.

        Not applicable.

Item 16G.   Corporate Governance.

       Not applicable.

PART III

Item 17.  Financial Statements.

Audited Consolidated Financial Statements for the Year ended December 31, 2010 and the Period from March 30, 2009 through December 31, 2009	F-1

Unaudited Interim Consolidated Financial Statements for the Three and Six Months ended June 30, 2011	F-31

Item 18.  Financial Statements.

Not applicable.

Item 19.  Exhibits.

Exhibit Number	Description

1.1*	Certificate of Incorporation of TCH Minerals Inc., filed February 6, 2004
1.2.1*	Certificate of Name Change to Ripple Lake Minerals Inc.
1.2.2*	Certificate of Name Change to Ripple Lake Diamonds Inc.
1.2.3*	Certificate of Name Change to Devonshire Resources Ltd.
1.2.4*	Certificate of Name Change to Gold Standard Ventures Corp.
1.3.1*	Notice of Articles
1.3.2*	Articles
2.1*	Shareholders Rights Plan Agreement, dated June 1, 2011, between the Company and Computershare Trust Company of Canada
4.1*	Arrangement Agreement, dated May 26, 2010, between the Company and JKR Gold Resources Inc.
4.2*	2010 Stock Option Plan
10.1**	Management Consulting Agreement, dated March 2, 2011, between the Company and 0631208 B.C. Ltd.
10.2**	Consulting Agreement, dated March 2, 2011, between the Company and Universal Solutions Inc.
10.3**	Consulting Agreement, dated March 2, 2011, between the Company and Michael Waldkirch & Company Inc.
10.4**	Employment Agreement, dated March 2, 2011 between the Company and David C. Mathewson
10.5**	Subscription Agreement, dated as of March 1, 2011, between the Company and FCMI Parent Co.
10.6**	Sublease, dated January 1, 2010, between JKR Gold Resources Inc. and Universal Solutions Inc.
10.7**	Commercial Lease, effective September 1, 2011, between the Company and Bristlecone Enterprises, LLC.
10.8**	Exploration Permit with Option to Purchase, effective as of August 31, 2009, among Aurelio Resource Corporation, JKR Gold Resources, Inc. and Newco.
10.9**	Mining Lease and Option to Purchase Agreement – Camp Douglas Project, effective as of August 1, 2010, between Gold Standard Ventures (US) Inc. and Diversified Inholdings, LLC
10.10**	Surface Use Agreement with Conditional Purchase Option, dated September 27, 2010, between Gold Standard Ventures (US) Inc. and Julian Tomera Ranches, Inc., Stone House Division.
10.11**	Mining Lease and Agreement, dated September 27, 2010, between Gold Standard Venture (US) Inc. and Thomas J. Tomera and Patsy S. Tomera, Trustees of the Thomas J. Tomera Family Trust.
10.12**	Surface Use Agreement with Conditional Purchase Option, dated as of January 15, 2011, between Gold Standard Venture (US) Inc. and Kevin Tomera.

10.13**	Mining Lease and Agreement, dated as of September 2010, between Gold Standard Ventures (US) Inc. and the Owners listed therein.
10.14**	Mining Lease and Agreement , dated as of January 11, 2011, between Gold Standard Ventures (US) Inc. and K&K Tomera Lands, LLC.
10.15**	Minerals Lease and Agreement, dated April 5, 2011, between Gold Standard Ventures (US) Inc. and Newmont USA Limited, d/b/a Newmont Mining Corporation.
8*	List of subsidiaries

99.1*	Consent of Davidson & Company LLP
99.2*	Consent of Ernest L. Hunsaker
99.3*	Consent of Dwight S. Juras
99.4*	Consent of Michael B. Jones
*	Previously filed with initial registration statement
**	Filed with Amendment No. 2

Note:  Exhibits 10.1 through 10.15 were previously filed as Exhibits 4.3 through 4.17 to Amendment No. 1 and are being refiled and renumbered.

SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the registration statement on its behalf.

GOLD STANDARD VENTURES CORP.

Dated: October 21, 2011	/s/ Jonathan T. Awde
Jonathan T. Awde, President

GOLD STANDARD VENTURES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 and DECEMBER 31, 2009

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
December 31, 2010 and December 31, 2009
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Gold Standard Ventures Corp.

We have audited the accompanying consolidated financial statements of Gold Standard Ventures Corp. which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of loss and, comprehensive loss and cash flows for the year ended December 31, 2010 and the period from March 30, 2009 to December 31, 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gold Standard Ventures Corp. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the year ended December 31, 2010 and the period from March 30, 2009 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Gold Standard Ventures Corp.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 29, 2011

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2010	2009
	$	$
Assets

Current
	4,109,636	919,739
Receivables	49,370	6,747
Prepaid expenses	51,453	3,046
	4,210,459	929,532

Property and equipment (Note 4)	76,173	6,750

Mineral property interests (Note 5)	8,352,251	4,654,950

Reclamation bond (Note 6)	36,720	-

	12,675,603	5,591,232

Liabilities

Current
Accounts payable and accrued liabilities	1,274,037	122,074
Due to shareholders (Note 11)	3,755	22,528
Notes payable (Note 7)	-	658,500
	1,277,792	803,102

Future income taxes (Note 9)	143,453	170,453
	1,421,245	973,555
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 42,735,559 (2010 – 24,784,571)	12,855,676	4,909,362
Contributed surplus	2,111,153	-
Accumulated deficit	(3,712,471)	(291,685)
	11,254,358	4,617,677

	12,675,603	5,591,232

Nature and Continuance of Operations (Note 1), Commitments (Note 14) and Subsequent Events (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31, 2010	March 30, 2009 to December 31, 2009
	$	$

Expenses
Amortization	9,380	750
Advertising and promotion	65,089	-
Bank charge and interest	6,245	-
Consulting fees	392,200	121,986
Foreign exchange loss	35,791	9,324
Insurance	11,214	-
Investor relations	189,604	-
Loan interest	23,422	23,428
Management fees	201,905	-
Office	118,371	7,898
Professional fees	276,487	74,723
Property investigation	14,811	788
Regulatory and shareholders service	36,103	1,120
Rent	52,239	5,315
Stock based compensation (Note 8)	1,776,672	-
Travel and entertainment	214,875	75,741
Wages and salaries	23,952	-

Loss for the period	(3,448,360)	(321,073)

Interest income	574	29,388

Loss before income taxes	(3,447,786)	(291,685)

Future income tax recovery (Note 9)	27,000	-

Loss and comprehensive loss for the period	(3,420,786)	(291,685)

Basic and diluted loss per share	(0.11)	(0.01)

Weighted average number of common
shares outstanding	32,467,466	26,194,571

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December 31, 2010	March 30, 2009 to December 31, 2009
	$	$
Cash flows used in operating activities
Net loss for the period	(3,420,786)	(291,685)
Items not affecting cash:
Amortization	9,380	750
Stock based compensation	1,776,672	-
Future income tax recovery	(27,000)	-
Changes in non-cash working capital items
(Increase) in receivables	(8,580)	(6,747)
(Increase) decrease in prepaid expenses	(27,878)	(3,046)
Increase in accounts payable	32,181	25,054
	(1,666,011)	(275,674)

Cash flows used in investing activities
Cash on acquisition of JMD (Note 3)	-	12,358
Acquisition of property and equipment	(78,803)	-
Loan advances to JMD prior to acquisition	-	(3,452,231)
Reclamation bond	(36,720)	-
Mineral property expenditures	(3,084,197)	(383,076)
	(3,199,720)	(3,822,949)

Cash flows for financing activities
Proceed from share issuances	6,005,170	4,461,630
Share issue costs	(632,952)	(105,268)
Notes payable proceeds	-	1,523,500
Notes payable repayment	(658,500)	(865,000)
Due to shareholders	(18,773)	3,500
Loan to GSV prior to recapitalization	(154,650)	-
Cash acquired on recapitalization	3,678,349	-
Recapitalization costs	(163,016)	-
	8,055,628	5,018,362

Net change in cash	3,189,897	919,739

Cash, beginning of period	919,739	-

Cash, end of period	4,109,636	919,739

Cash paid for interest	46,850	90,109

Non-cash transactions
Acquisition for JMD for shares	-	325,000
Net assets assumed on recapitalization of the Company	3,141,153	-
Financing fees - warrants	334,481	-
Finders fees - shares	-	100,000
Shares issued for mineral properties	-	228,000
Mineral properties in accounts payable at period end	670,431	57,327
Property and equipment in accounts payable at period end	-	7,500
Share issue costs in accounts payable at period end	69,560	-

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Shares Issued	Capital Stock	Special Warrants	Contributed Surplus	Accumulated Deficit	Total Shareholders' Equity

Founder's shares	10,000	100	-	-	-	100
Shares issued for cash	23,324,571	4,461,530	-	-	-	4,461,530
Shares issued for finders' fee	200,000	100,000	-	-	-	100,000
Share issue costs	-	(205,268)	-			(205,268)
Shares issued for mineral properties (Note 5)	600,000	228,000	-	-	-	228,000
Shares issued for acquisition of JMD (Note 3b)	650,000	325,000	-	-	-	325,000
Net loss for the period	-	-	-	-	(291,685)	(291,685)

Balance at December 31, 2009	24,784,571	4,909,362	-	-	(291,685)	4,617,677
Issuance of special warrants	-	-	916,500	-	-	916,500
Issuance costs	-	-	(152,748)	-	-	(152,748)
Capital stock of JKR Gold Resources Ltd.	(24,784,571)	-	-	-	-	-
Capital stock of the Company	3,136,069	-	-	-	-	-
Share issued pursuant to acquisition (Note 3a)	30,348,747	3,141,153	-	-	-	3,141,153
Recapitalization costs	-	(163,016)	-	-	-	(163,016)
Exchange of special warrants for shares	1,410,000	763,752	(763,752)	-	-	-
Shares issued for cash	7,809,493	5,076,170	-	-	-	5,076,170
Warrants exercised	31,250	12,500	-	-	-	12,500
Shares issue costs	-	(884,245)	-	-	-	(884,245)
Agents warrants issued for private placements	-	-	-	334,481	-	334,481
Stock based compensation	-	-	-	1,776,672	-	1,776,672
Net loss for the year	-	-	-	-	(3,420,786)	(3,420,786)

Balance at December 31, 2010	42,735,559	12,855,676	-	2,111,153	(3,712,471)	11,254,358

 The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”).

On July 13, 2010, pursuant to an Arrangement Agreement dated May 26, 2010 (the “Arrangement”), the Company issued 24,784,571 common shares and 1,410,000 units, of which each unit entitles the holder one common share and one share purchase warrant, of the Company to the shareholders of JKR Gold Resources Inc. (“JKR”), in exchange for all of the issued and outstanding shares of JKR. The Company also issued 98,700 agent’s warrants to JKR’s warrant’s holders (Note 8).

The acquisition resulted in the former shareholders of JKR acquiring control of the Company and has been accounted for as a reverse acquisition by JKR, the legal subsidiary, being treated as the accounting parent and Gold Standard Ventures Corp., the legal parent, being treated as the accounting subsidiary. Accordingly, the consolidated results of operations of the Company include those of JKR and its subsidiaries, for all periods shown and those of the Company since the date of the reverse acquisition.

JKR was a private, exploration stage junior mining company, incorporated on March 30, 2009 under the Business Corporations Act of British Columbia and engaged in the identification, acquisition, evaluation and exploration of gold properties in Nevada, US.  JKR has three mineral properties, the Railroad property, the Crescent Valley property and Camp Douglas property, which are subject to certain future lease payments to maintain good standing of their ownership. These obligations were assumed by the Company upon the acquisition (Note 3a).

The Company’s mineral properties are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2010, the Company had not yet achieved profitable operations, has accumulated losses of $3,712,471 since inception, and had working capital of $2,932,667.   The Company expects to incur further losses from its operations and anticipates it will need to raise further equity and this additional equity may or may not be available on reasonably commercial terms.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Basis of presentation
These consolidated financial statements have been prepared by the Company in accordance with Canadian GAAP. In the opinion of the Company’s management, these consolidated financial statements reflect all the adjustments necessary to fairly present the Company’s financial position at December 31, 2010, and the results of operations and cash flow for the periods ended December 31, 2010 and 2009.

Basis of consolidation
These consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, JKR and its wholly owned subsidiaries, JKR Gold Resources (USA) Inc., JMD Exploration Corp. (incorporated under the Business Corporations Act of British Columbia) and JMD Exploration (USA) Corp. (incorporated in the State of Nevada) (“JMD USA”), which subsequently changed its name to Gold Standard Ventures (US) Inc. (“GSV US”), from their dates of formation or acquisition. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation
The functional currency of the Company is the Canadian dollar. The Company’s subsidiaries are integrated operations and are translated using the temporal method.  Monetary assets and liabilities denominated in another currency are translated at exchange rates in effect at the balance sheet dates.  Non-monetary items are translated at the rates of exchange in effect at the time the items arose.  Revenue and expenses are translated at rates approximating those in effect at the time of the transaction.  Gains and losses arising from fluctuations in exchange rates are included in operations for the periods in which they occur.

Use of estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.  Significant areas of estimate include the impairment of assets and rates for amortization, stock-based compensation, accrued liabilities and the application of valuation allowances against future tax assets.

Mineral property interests
The Company defers the cost of acquiring, maintaining its interest, and exploring mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest or potential interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies – (continued)

Property and equipment
Equipment is stated at cost less accumulated amortization. Amortization is recorded over the estimated useful life of related assets as follows:

Asset	Basis	% or Period
Furniture and Fixtures	Straight-line	5 years
Leasehold Improvements	Straight-line	5 years

Asset retirement obligations
An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying value of the related long-lived tangible asset is increased by the same amount.  As at December 31, 2010, there were no significant asset retirement obligations.

Future income taxes
The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities.  These future taxes are measured by the provisions of currently enacted tax laws.   To the extent the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Capital disclosures
The Company follows CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.  See Note 12 for disclosure.

Stock-based compensation
Stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all stock options granted is expensed over their vesting period with a corresponding increase to contributed surplus.   The fair value of all stock options is calculated using the Black-Scholes option valuation model.

Loss per share
Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.   Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. For the period presented, diluted loss per share has not been calculated because the effect of amounts would be anti-dilutive.

Goodwill and intangible assets
The Company follows CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which establishes guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies – (continued)

Financial instruments
The Company classifies all financial instruments as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Held-for-trading instruments are measured at fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities, due to shareholders and notes payable are classified as other financial liabilities; all of which are measured at amortized cost.

Effective October 1, 2009, CICA Section 3862 “Financial Instruments – Disclosures” was amended to require disclosures about the relative inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurements.  The three levels of fair value inputs are:

i)	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
ii)	Level 2 – Inputs other than quoted prices that are observable for assets or liabilities either directly or indirectly; and
iii)	Level 3 – Inputs that are not based on observable market data.

See Note 13 for disclosure.

Comprehensive income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.   Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.   Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a separate category in shareholders’ equity.

Recent Accounting Pronouncements

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s  and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

The Company has adopted the above standards and reflects its effect on the Company’s consolidated financial statements as of December 31, 2010 with respect to the Company’s reverse acquisition of JKR (Note 1 & Note 3a)

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standard Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises.  The conversion to IFRS will be applicable to the Company’s reporting no later than the first quarter of 2011, with restatement of comparative information presented.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 3 - Acquisition

a)
Pursuant to an agreement dated May 16, 2010, on July 13, 2010, the Company acquired 100% of the issued and outstanding shares of JKR in exchange for 24,784,571 common shares. The Company also issued 1,410,000 units in exchange for 1,410,000 JKR special warrants, with each unit entitling the holder to one common share and one share purchase warrant, of the common stock of the Company for a total of 26,194,571 units being issued.  Legally, the Company is the parent of JKR; however, as a result of the share exchange described above, the former shareholders of JKR acquired control of the Company.

The acquisition has been accounted for as a capital transaction in substance using accounting principles applicable to reverse acquisitions, with JKR being treated as the accounting parent (acquirer) and the Company being treated as the accounting subsidiary (acquiree).  The value of the shares on acquisition is based on the fair value of the net assets assumed on recapitalization.

The fair value of the Company’s net assets assumed is as follows:

Cash	$3,678,349
Receivables	34,043
Prepaid expenses	20,529
Accounts payable and accrued liabilities	(437,118)
Loan payable	(154,650)
Total	$3,141,153

The net costs for the recapitalization in the amount of $163,016 were charged to equity.

Prior to the acquisition, the Company had issued 5,564,176 subscription receipts for proceeds of $3,616,715, which were held in escrow and released upon the completion of the acquisition.  Upon completion of the acquisition, the Company issued 5,564,176 units on the exercise of the subscription receipts, comprising of one common share of the Company and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 for a period of two years.  These units along with the 24,784,571 common shares exchanged equal the total shares exchanged of 30,348,747.

The consolidated balance sheet as at December 31, 2009 and the consolidated statements of loss and comprehensive loss and cash flows for the period from March 30, 2009, the date of incorporation to December 31, 2009 are those of JKR and its subsidiaries.  The consolidated statements of loss and comprehensive loss and cash flows include JKR’s results of operations and cash flows for the year ended December 31, 2010 and the Company’s results of operations from July 13, 2010 (the date of the reverse acquisition) to December 31, 2010.

The weighted average number of common shares outstanding for 2010 is calculated as if the additional 26,194,571 common  shares issued in connection with the acquisition were issued on March 30, 2009.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 3 - Acquisition – (continued)

b)
In November 2009, JKR completed the acquisition of JMD Exploration Corp. (“JMD”).  Under the terms of the agreements with the shareholders, JKR issued 650,000 common shares at a value of $325,000 for all of the issued and outstanding shares of JMD.

JMD and its subsidiary GSV US previously acquired a 100% interest in the Railroad property from Royal Standard Minerals Inc. (“RSM”) (Note 5).  The interest in the Railroad property was financed by a loan to JMD of US$1.765 million from an unrelated third party, which was assumed and subsequently repaid by JKR in September 2009, and an additional loan of US$1.2 million advanced by the Company to JMD prior to the acquisition.

JMD is not considered a business for accounting purposes and accordingly the transaction is treated as an acquisition of mineral property interests and related net assets.

Total share consideration of $325,000 was allocated as follows:

Cash	$12,358
Mineral property interests	3,986,547
Accounts payable	(32,193)
Due to shareholder	(19,028)
Loans payable to JKR	(3,452,231)
Future income tax liability	(170,453)
Total	$325,000

NOTE 4 - Property and Equipment

	December 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
Furniture and Fixtures	21,028	3,603	17,425
Leasehold Improvements	65,275	6,527	58,748

	86,303	10,130	76,173

December 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
Furniture and Fixtures	7,500	750	6,750

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 5 - Mineral Property Interests

Expenditures for the fiscal period related to mineral properties located in Nevada, USA are as follows:

	Crescent Valley	Railroad	Camp Douglas	Total
	$	$	$	$
Balance as at inception on March 30, 2009	-	-	-	-

Property acquisition and staking costs	354,200	3,986,547	-	4,340,747

Exploration expenses
Claim maintenance fees	60,714	-	-	60,714
Consulting	84,745	-	-	84,745
Data Analysis	873	966	-	1,839
Geological	5,903	16,028	-	21,931
Lease payments	106,508	-	-	106,508
Legal fees	16,535	21,931	-	38,466
				-
Balance as at December 31, 2009	629,478	4,025,472	-	4,654,950
Property acquisition and staking costs	103,630	-	-	103,630
Exploration expenses
Assessment fees	1,007	-	7,771	8,778
Claim maintenance fees	53,890	73,946	49,752	177,588
Consulting	24,823	249,998	-	274,821
Data Analysis	8,027	8,044	-	16,071
Drilling/Exploration	249,920	1,912,864	-	2,162,784
Equipment	-	18,310	-	18,310
Geological	1,018	31,357	3,814	36,189
Lease payments	118,161	110,312	47,457	275,930
Legal fees	-	-	17,910	17,910
Sampling and processing	15,444	25,053	-	40,497
Site development	-	171,283	-	171,283
Supplies	7,132	346,898	-	353,107
Travel	2,609	36,871	-	39,480
	585,661	2,984,936	126,704	3,697,301

Balance as at December 31, 2010	1,215,139	7,010,408	126,704	8,352,251

Crescent Valley North Project

In September 2009, JKR entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:
•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall
•	Assume the obligations on each of the four underlying lease agreements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 5 - Mineral Property Interests – (continued)

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in $US are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$35,000	$12,500	$25,000	$25,000	$97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500
2012	50,000	17,500	40,000	40,000	147,500
2013	55,000	17,500	45,000	45,000	162,500
2014	60,000	17,500	50,000	50,000	177,500
Onward	60,000	17,500	50,000	50,000	177,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer of the Company.

Railroad Project

In August 2009, JMD and its subsidiary, GSV US, entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:
a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

To acquire the interest in the Railroad property, JMD must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid, see Note 3b)
•	Pay US$1,200,000 to RSM (paid by JKR prior to acquisition of JMD, see Note 3b)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.

In November 2009, JKR acquired JMD (Note 3b) and thereby acquired the rights to the Railroad property.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 5 - Mineral Property Interests – (continued)

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property and are subject to annual lease payments as follows:

Year
2010	$67,040	(Paid)
2011	67,040
2012	67,040
2013	76,989
2014	76,989
2015	86,938
2016	86,938
Onward	96,887

The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect. The Company is also required to pay certain royalties to the lessors with the option to purchase certain percentages of net smelter royalties for prices ranging from $1,000,000 to $3,000,000.

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at December 31, 2010, the Company had paid US$45,000 in lease payments and incurred US$52,707 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000.  The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

NOTE 6 - Reclamation Bond

In relation to the Crescent Valley North and Railroad properties, the Company has posted reclamation bonds of $36,720.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 7 - Notes Payable

During the year, the Company fully repaid its outstanding loan balance of notes payable from December 31, 2009, shown in the schedule as follows:

	Balance as at		Balance as at
	December 31, 2009	Repayments	December 31, 2010
	$	$	$
Note payable issued August 14, 2009 (i)	3,000	3,000	-
Note payable issued October 2, 2009(i)	100,000	100,000	-
Note payable issued August 17, 2009	75,000	75,000	-
Note payable issued July 24, 2009 (ii)	309,500	309,500	-
Note payable issued August 27, 2009	80,000	80,000	-
Note payable issued August 21, 2009	91,000	91,000	-
	658,500	658,500	-

i)	The note payable was issued to an arm’s length party of JKR prior to its acquisition (Note 3), however the lender is an officer of the Company.

ii)	The note payable was issued to a company owned by a director of the Company.

All of the notes payable were unsecured, repayable on demand and bore interest at a rate of prime plus 4% per annum. During the year ended December 31, 2010, the Company paid interest of $46,850 on the above notes of which $23,422 (December 31, 2009 - $23,428) was included in loan interest expense.

NOTE 8 - Capital Stock

During the period ended December 31, 2009, JKR completed several private placements and issued 23,334,571 common shares for total proceeds of $4,461,630 including 10,000 founder’s common shares for proceeds of $100.  Pursuant to the issue of these common shares, the Company issued 200,000 common shares at a value of $100,000 as finder’s fees and incurred additional share issuance costs of $105,268.

In September 2009, JKR issued 600,000 common shares at a value of $228,000 to Aurelio for the Crescent Valley North Project    (Note 5).

In November 2009, JKR issued 650,000 common shares at a value of $325,000 to acquire all the issued common shares of JMD (Note 3b).

During the first quarter of 2010, pursuant to the completion of a private placement in March 2010, JKR issued a total of 1,410,000 special warrants at $0.65 per special warrant for net proceeds of $797,345 and issued 98,700 agent’s warrants.  Each special warrant entitles the holder to acquire one unit for no additional consideration with each unit consisting of one common share of JKR and one common share purchase warrant with each warrant entitling the holder to purchase one additional common share of JKR at an exercise price of $1.00 per share for a period of 24 months from the date of issuance.

Each agent’s warrant entitles the holder to purchase one common share of JKR at any time before the expiry date on March 16, 2012 at the price of $0.65 per common share. The agent’s warrants were valued at $33,593, calculated using the Black-Scholes option-pricing model assuming a life expectancy of two years, a risk-free rate of 0.65% and volatility of 100%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 8 - Capital Stock – (continued)

On July 13, 2010, pursuant to the completion of the acquisition (Note 3a), the Company issued 24,754,571 common shares in exchange for all of JKR’s issued and outstanding common shares on a 1:1 basis.  As discussed in Note 3, since the former shareholders of JKR effectively assumed control of the Company, the acquisition has been treated for accounting purposes as a recapitalization of JKR through the acquisition of the Company.  All 1,410,000 special warrants and 98,700 agent’s warrants of JKR were exchanged for special warrants and agent’s warrants of the Company with the same terms and conditions.  The special warrants were then exercised into units of the Company with each unit consisting of one common share and one share purchase warrant exercisable into one common share at a price of $1.00 per share for a period of 24 months from issuance.

Prior to the recapitalization, the Company issued 5,564,176 subscription receipts for proceeds of $3,616,714.  The subscription receipts were then converted into units of the Company on completion of the acquisition with each unit consisting of one common share and one share purchase warrant exercisable into one common share at a price of $1.00 per share for a period of two years.  The Company incurred fees related to this financing of $249,774.

The Company also issued 265,730 agent’s warrants exercisable at $1.00 per share for a period of two years. The agent’s warrants were valued at $103,549 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.65% and volatility of 125%.

In July 2010, concurrent with closing of the acquisition, the Company cancelled all prior 31,250 stock options and granted 2,050,000 new stock options for a period of five years, valued at $1,214,358 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.65% and volatility of 125%.

In September 2010, the Company closed a second non-brokered financing, whereby 7,809,493 units were issued for proceeds of $4,742,589 net of cash commissions and expenses of $333,582. Each unit entitles the holder one common share and one share purchase warrant exercisable at $1.00 per share for a period of two years. The Company also issued 405,724 agent’s warrants exercisable at $0.65 per share for a period of two years. The agent’s warrants were valued at $197,340 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.87% and volatility of 125%.

In October 2010, the Company granted 950,000 stock options; among which 550,000 stock options were for a period of five years, valued at $379,405 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.87% and volatility of 125% and 400,000 stock options were for a period of  two years, valued at $182,909 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.89% and volatility of 125%.

As at December 31, 2010, the Company has 10,649,857 shares subject to escrow pursuant to the requirements of the TSX-V, and will be released in increments over 3 years.  In addition, as at December 31, 2010, 2,521,000 shares are subject to voluntary pooling and other regulatory restrictions and will be released through July 2011.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 8 - Capital Stock – (continued)

Share Purchase Warrants

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding and exercisable at December 31, 2009 and 2008	-	-
Outstanding warrants of the Company on recapitalization	1,466,875	0.40
Issued	15,553,823	0.99
Exercised	(31,250)	0.40
Outstanding and exercisable at December 31, 2010	16,989,448	0.94

A summary of the share purchase warrants outstanding at December 31, 2010 is as follows:

Exercise Price	Number Outstanding		Expiry Date
$
0.40	1,435,625	**	August 20, 2011
0.65	98,700		March 16, 2012
1.00	7,239,906		July 12, 2012
0.65	161,000	*	September 10, 2012
1.00	2,684,616	*	September 10, 2012
0.65	32,760	*	September 21, 2012
1.00	2,046,800	*	September 21, 2012
0.65	64,426	*	September 22, 2012
1.00	920,385	*	September 22, 2012
0.65	147,538	*	September 29, 2012
1.00	2,157,692	*	September 29, 2012
	16,989,448

*
These warrants are subject to an acceleration clause whereby if the weighted average trading price of the Company’s shares is equal to or exceeds $1.50 per share for a period of 15 consecutive trading days then the Company will have the right to accelerate the expiry dates of the warrants upon 30 days notice.

**	The exercise price of these warrants increased to $0.40 on August 20, 2010.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 8 - Capital Stock – (continued)

Stock Options
On June 30, 2010, the shareholders of the Company approved the Company’s adoption of the Stock Option Plan.  The maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2009 and 2008	-	-
Granted	3,000,000	0.70
Outstanding at December 31, 2010	3,000,000	0.70

A summary of the stock options outstanding and exercisable at December 31, 2010 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.82	400,000	100,000	October 20, 2012
0.65	2,050,000	2,050,000	July 13, 2015
0.82	550,000	550,000	October 6, 2015
	3,000,000	2,700,000

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 9 - Income Taxes

The expense for the period can be reconciled to the loss for the period as follows:

	December 31, 2010	December 31, 2009
	$	$

Loss for the period	(3,447,786)	(291,685)

Expected income tax (recovery) at statutory rates	(986,459)	(84,611)
Deductible items	(55,236)	(42,514)
Non-deductible items	511,923	1,379
Unrecognized benefit of non-capital and other losses	502,772	125,746
Income tax expense (recovery)	(27,000)	-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	December 31, 2010	December 31, 2009
	$	$
Future tax assets:
Non-capital loss carry forwards	1,173,000	108,000
Exploration expenses	1,127,000	-
Share issue costs	183,000	44,000
	2,483,000	152,000
Less: valuation allowance	(2,483,000)	(152,000)
	-	-

Future tax liabilities:
Mineral property interests	(143,453)	(170,453)
Net future income tax liability	(143,453)	(170,453)

As at December 31, 2010, the Company had available for deduction against future taxable income, Canadian non-capital losses of approximately $4,300,000.  These losses, if not utilized, will expire through to 2030.  The potential income tax benefit of these losses and other tax assets has been offset by a full valuation allowance due to the uncertainty of their realizations

The future income tax liability arose upon the acquisition of JMD by the Company, as a result of variances in the book value and tax value of the mineral property owned by JMD (Note 3b).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of mineral properties.  Geographic information is as follows:

	December 31, 2010	December 31, 2009
	$	$
Capital Assets
Canada	61,913	6,750
US	8,366,511	4,654,950

	8,428,424	4,661,700

NOTE 11 - Related Party Transactions

During the year ended December 31, 2010, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.
Incurred management fees of $149,405 (2009 - $102,938) and interest of $9,860 (2009 –$8,532) to a company controlled by a director of the Company. As at December 31, 2010, $25,740 (2009 - $8,532) was included in accounts payable.

ii.
Incurred management fees of $30,000 (2009 - $Nil) and rent expense of $30,656 (2009 - $Nil) to a company controlled by a director of the Company. As at December 31, 2010, $33,390 (2009 - $Nil) was included in accounts payable.

iii.	Incurred management fees of $18,000 (2009 - $Nil) to a company controlled by an officer of the Company. As at December 31, 2010, $18,900 (2009 - $Nil) was included in accounts payable.
iv.
Incurred fees, included in mineral property costs, of $154,545 (2009 - $66,769) to a director and officer of the Company. As at December 31, 2010, $4,403 (2009 - $Nil) was included in accounts payable for fee and expense reimbursements.

v.	Incurred interest of $5,080 (2009 –$Nil) to a company owned by an officer of the Company.
vi.	Incurred management fees of $5,000 (2009 - $Nil) to a spouse of an officer and director.
vii.	Amounts due to shareholders are unsecured, non-interest bearing and have no fixed terms of repayment. As at December 31, 2010, there is a balance outstanding of $3,755 (2009 - $22,528).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

NOTE 12 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 13 - Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to shareholders and notes payables.  The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments.  Cash is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts mineral property exploration activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2010, the Company had a net monetary liability position of US$459,259.  Each 10% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $45,500

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial statement fails to meet its contractual obligations. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and does not have any interest bearing debt.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the price of gold.   The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 14 - Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month.

b)
On November 1, 2010, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 21 months expiring July 31, 2012, incurring monthly rent payment of US$4,000.  As at December 31, 2010, a security deposit of US$2,400 was paid and is included in prepaid expenses.

NOTE 15 - Subsequent Events

a)	In January 2011, the Company granted 850,000 stock options at a price of $0.71 per share.

b)	In January 2011, the Company cancelled a total of 700,000 stock options with a price of $0.82.

c)
In February 2011, the Company entered into a consulting agreement with a US company, whereby the Company engaged the consultant to develop, coordinate, manage and execute a comprehensive corporate finance and investor relations campaign for the Company.  Under the terms of the agreement, the Company will pay a monthly fee of US$6,500 for a term of six months and grant the consultant stock options to purchase 200,000 common shares of the Company at $0.75 per share.  The stock options will vest in stages over 12 months.

d)	In February 2011, the Company issued 346,153 common shares of the Company to settle certain debts totalling $225,000 held by three creditors.

e)
In March 2011, the Company completed its non-brokered private placement of $11,950,000 through the sale of 12,578,947 commons shares at $0.95 per share.  A financial advisory fee of $836,500 and warrants to purchase up to 880,526 common shares of the Company at a price of $0.95 per share for a period of 24 months was issued to a financial advisory firm in connection with the closing.  All common shares issued pursuant to this private placement are subject to a four month and one day hold period expiring on July 4, 2011.

f)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011.  The agreements require total combined payments of $55,000 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.

g)
In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

h)	In March 2011, the Company granted 400,000 stock options to certain consultants and directors of the Company at a price of $1.27 per share.

i)	In April, 2011, 20,000 stock options were exercised at a price of $0.65 per share for total proceeds of $13,000.

j)	In April 2011, the Company granted 350,000 stock options to certain consultants and directors of the Company at a price of $1.40 per share.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 15 - Subsequent Events – (continued)

k)
In May 2011, the Company entered into a minerals lease and agreement to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2.5 million over a period of six years. The lessor retains an option to back-in an interest of 51% at any time prior to the completion of a positive feasibility study by spending 150% of the Company’s expenditures on the date the option is exercised.  An additional 19% may be acquired by expending another 100% of the expenditures made by the Company.  If the lessor does not exercise this option, they retain a 3% NSR, that can be reduced to 1% by any underlying royalties paid.

l)
In June 2011, the Company adopted a Shareholders Rights Plan with the objective of encouraging fair and equal treatment of shareholders in the context of certain takeover bids for control of the Company and lessening the time pressure on the Board of Directors and shareholders in responding to such bids. The rights plan provides for the issuance and attachment of one right (a “Right”) for each outstanding common share as of June 1, 2011, and also one right for each subsequently issued common share. The Rights are not exercisable and do not become separated from the common shares until the 10th trading day after the earliest of (i) the date of the first public announcement that an Acquiring Person has acquired or plans to acquire 20% or more of the Company’s outstanding common shares without having complied with the procedures under the plan, (ii) the commencement of a takeover bid for the common shares, other than certain permitted bids, or (iii) the date when a permitted bid ceases to meet that criteria (such date being the “Separation Date”).  The exercise price of the Rights would be five times the market price of the common shares, subject to certain anti-dilution adjustments.  Upon the occurrence of a “flip-in” event, a holder of Rights (other than an Acquiring Person) will, upon payment of the exercise price, receive common shares having an aggregate market price equal to twice the exercise price (i.e. at a discount of 50% of the market price).

Shareholders approved the Shareholder Rights Plan at the 2011 annual general meeting of shareholders held on June 28, 2011.

m)	In June 2011, the Company granted 155,000 stock options to certain officer and employees of the Company at a price of $1.26 per share.

n)	In July 2011, 100,000 stock options with an exercise price of $0.65 and expiry date on July 13, 2015 were forfeited.

o)	In July 2011, 100,000 stock options were exercised at a price of $0.65 per share for total proceeds of $65,000.

p)	Subsequent to year end, the following share purchase warrants were exercised:
•	118,750 share purchase warrants were exercised at a price of $0.40 per share for total proceeds of $47,500.
•	190,999 share purchase warrants were exercised at a price of $0.65 per share for total proceeds of $124,149.
•	2,707,183 share purchase warrants were exercised at a price of $1.00 per share for total proceeds of $2,707,183.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 16 –Differences between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below:

The reconciliation between Canadian GAAP and US GAAP consolidated balance sheet as at December 31, 2009 is provided below:

	December 31, 2009
	Note	Canadian GAAP	Effect of transition to US GAAP	US GAAP
		$	$	$
Assets

Current
Cash		919,739	-	919,739
Receivables		6,747	-	6,747
Prepaids		3,046	-	3,046

		929,532	-	929,532

Property and equipment		6,750	-	6,750

Mineral property interests	(a)	4,654,950	(314,203)	4,340,747

		5,591,232	(314,203)	5,277,029

Liabilities

Current
Accounts payable and accrued liabilities		122,074	-	122,074
Due to shareholders		22,528	-	22,528
Notes payable		658,500	-	658,500

		803,102	-	803,102

Future income taxes		170,453	-	170,453

		973,555	-	973,555

Shareholders’ equity
Capital stock		4,909,362	-	4,909,362
Contributed surplus		-	-	-
Deficit	(a)	(291,685)	(314,203)	(605,888)

		4,617,677	(314,203)	4,303,474

Total shareholders’ equity and liabilities		5,591,232	(314,203)	5,277,029

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 16 –Differences between Canadian and United States Generally Accepted Accounting Principles - (continued)

The reconciliation between Canadian GAAP and US GAAP consolidated balance sheet as at December 31, 2010 is provided below:

	December 31, 2010
	Note	Canadian GAAP	Effect of transition to US GAAP	US GAAP
		$	$	$
Assets

Current
Cash		4,109,636	-	4,109,636
Receivables		49,370	-	49,370
Prepaids		51,453	-	51,453

		4,210,459	-	4,210,459

Property and equipment		76,173	-	76,173

Mineral property interests	(a)	8,352,251	(3,907,874)	4,444,377

Reclamation bond		36,720	-	36,720

		12,675,603	(3,907,874)	8,767,729

Liabilities

Current
Accounts payable and accrued liabilities		1,274,037	-	1,274,037
Due to shareholders		3,755	-	3,755

		1,277,792	-	1,277,792

Future income taxes		143,453	-	143,453

		1,421,245	-	1,421,245

Shareholders’ equity
Capital stock		12,855,676	-	12,855,676
Contributed surplus		2,111,153	-	2,111,153
Deficit	(a)	(3,712,471)	(3,907,874)	(7,620,345)

		11,254,358	(3,907,874)	7,346,484

Total shareholders’ equity and liabilities		12,675,603	(3,907,874)	8,767,729

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 16 –Differences between Canadian and United States Generally Accepted Accounting Principles - (continued)

The reconciliation between Canadian GAAP and US GAAP loss and comprehensive loss for the year ended December 31, 2010 and period from March 30, 2009 to December 31, 2009 is provided below:

	Note	For the year ended December 31, 2010	March 30, 2009 to December 31, 2009
		$	$
Loss and comprehensive loss for the period – Canadian GAAP		(3,420,786)	(291,685)
Exploration expenditures expensed under US GAAP	(a)	(3,593,671)	(314,203)
Loss and comprehensive loss for the period – US GAAP		(7,014,457)	(605,888)

Basic and diluted loss per share – US GAAP		(0.22)	(0.02)

The reconciliation between Canadian GAAP and US GAAP statements of cash flows for the year ended December 31, 2010 and period from March 30, 2009 to December 31, 2009 is provided below:

	Note	For the year ended December 31, 2010	March 30, 2009 to December 31, 2009
		$	$
Cash flows from operating activities – Canadian GAAP		(1,666,011)	(275,674)
Exploration expenditures	(a)	(2,980,568)	(256,876)
Cash flows from operating activities – US GAAP		(4,646,579)	(532,550)

Cash flows from investing activities – Canadian GAAP		(3,199,720)	(3,822,949)
Exploration expenditures	(a)	2,980,568	256,876
Cash flows from investing activities – US GAAP		(219,152)	(3,566,073)

a)	Mineral property interests exploration expenditures

Mineral property interests and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes, the Company capitalized acquisition costs and expenses as incurred exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 16 –Differences between Canadian and United States Generally Accepted Accounting Principles - (continued)

b)	Additional disclosures – New accounting pronouncements

Variable Interest Entities

In June 2009, the FASB issued ASC guidance that requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. This guidance also will require ongoing reassessments of the primary beneficiary of a VIE. The new guidance is effective for the Company’s fiscal year beginning January 1, 2010. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”. This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for 2011, with comparative figures for the corresponding periods for 2010. As such the Company will not be presenting a reconciliation to US GAAP in future periods, and future accounting changes to US GAAP will not be applicable to the Company.

GOLD STANDARD VENTURES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

Page

Content

Interim Consolidated Statements of Financial Position	F-33

Interim Consolidated Statements of Comprehensive Loss	F-34

Interim Consolidated Statements of Cash Flows	F-35

Interim Consolidated Statements of Changes in Shareholders’ Equity	F-36

Notes to Interim Consolidated Financial Statements	F-37-58

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - Unaudited)

	June 30,	December 31,
	2011	2010
	$	$
Assets

Current
Cash (Note 4)	15,547,330	4,109,636
Receivables (Note 5)	124,178	49,370
Prepaid expenses	94,952	51,453
	15,766,460	4,210,459

Property and equipment (Note 6)	67,543	76,173

Mineral property interests (Note 7)	9,081,743	8,181,798

Reclamation bond (Note 8)	50,101	36,720

	24,965,847	12,505,150

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	537,331	1,274,037
Due to shareholders (Note 12)	3,755	3,755
	541,086	1,277,792

Shareholders' equity
Capital stock (Note 10)	26,615,219	12,855,676
Reserves (Note 10)	3,954,628	2,111,153
Deficit	(6,145,086)	(3,739,471)
	24,424,761	11,227,358

	24,965,847	12,505,150

Nature and Continuance of Operations (Note 1), Commitments (Note 15), and Subsequent Events (Note 16)

The accompanying notes are an integral part of these interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars - Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010

Expenses
Advertising and promotion	$15,751	$5,100	35,813	16,995
Bank charge and interest	1,966	1,044	3,035	1,842
Consulting fees	31,200	199,404	71,673	394,404
Depreciation	4,315	1,796	8,630	2,171
Foreign exchange loss	4,605	4,469	11,770	8,223
Insurance	3,490	-	8,076	-
Investor relations	50,386	59,247	86,482	88,838
Loan interest	-	7,362	-	17,411
Management fees	90,000	-	172,000	-
Office	49,502	8,624	87,030	12,896
Professional fees	103,677	111,558	129,729	212,953
Property investigation	66	-	16,679	2,500
Regulatory and shareholders service	14,311	7,529	36,348	13,829
Rent	29,793	3,034	60,020	6,139
Share-based compensation (Note 10)	608,630	-	1,452,259	-
Travel and entertainment	116,110	14,181	183,242	52,854
Wages and salaries	35,047	-	69,110	-

Loss before other items	(1,158,849)	(423,348)	(2,431,896)	(831,055)

Other items
Interest income	30,862	-	31,158	-
Loss on debt settlement (Note 10)	-	-	(242,309)	-

Loss and comprehensive loss for the period	$(1,127,987)	$(423,348)	$(2,643,047)	$(831,055)

Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.05)	$(0.03)

Weighted average number of common shares outstanding	58,421,662	24,784,571	58,029,930	24,784,571

The accompanying notes are an integral part of these interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010

Cash flows used in operating activities
Loss for the period	$(1,127,987)	$(423,348)	$(2,643,047)	$(831,055)
Items not affecting cash:
Depreciation	4,315	1,796	8,630	2,171
Share-based compensation	608,630	-	1,452,259	-
Loss on debt settlement	-	-	242,309	-
Changes in non-cash working capital items
(Increase) in receivables	(35,711)	(15,894)	(74,808)	(23,250)
(Increase) decrease in prepaid expenses	12,040	5,470	(43,499)	(46,745)
(Decrease) increase in accounts payable	(93,129)	151,327	(174,465)	401,846
	(631,842)	(280,649)	(1,232,621)	(497,033)

Cash flows used in investing activities
Property and equipment acquisitions	-	(53,927)	-	(53,927)
Loan to GSV prior to recapitalization	-	(46,650)	-	(96,650)
Reclamation bond	(13,381)	-	(13,381)	(13,889)
Mineral property expenditures	(439,365)	(88,078)	(1,237,186)	(444,921)
	(452,746)	(188,655)	(1,250,567)	(609,387)

Cash flows from financing activities
Proceeds from share issuances	-	-	11,950,000	797,345
Share issuance costs	(28,000)	-	(920,950)	-
Proceeds from exercise of warrants	1,019,830	-	2,878,832	-
Proceeds from exercise of stock options	13,000	-	13,000	-
Notes payable repayment	-	(250,500)	-	(330,500)
Due to shareholders	-	-	-	(19,028)
	1,004,830	(250,500)	13,920,882	447,817

Net change in cash	(79,758)	(719,804)	11,437,694	(658,603)

Cash, beginning of period	15,627,088	980,940	4,109,636	919,739

Cash, end of period	$15,547,330	$261,136	$15,547,330	$261,136

Non-cash transactions
Financing fees - warrants	$-	$-	$752,464	$33,593
Shares issued for debt settlement	$-	$-	$467,309	$-
Mineral properties in accounts payable at period end	$333,190	$3,558	$333,190	$3,558

The accompanying notes are an integral part of these interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - Unaudited)

	Number of Shares Issued	Capital Stock	Reserves -Special Warrants	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$	$

Balance at January 1, 2010	24,784,571	4,909,362	-	-	(291,685)	4,617,677
Issuance of special warrants	-	-	916,500	-	-	916,500
Issuance costs	-	-	(152,748)	-	-	(152,748)
Agents warrants issued for private placements	-	-	-	33,593	-	33,593
Loss for the period	-	-	-	-	(831,055)	(831,055)

Balance at June 30, 2010	24,784,571	4,909,362	763,752	33,593	(1,122,740)	4,583,967
Capital stock of JKR Gold Resources Ltd.	(24,784,571)	-	-	-	-	-
Capital stock of the Company	3,136,069	-	-	-	-	-
Share issued pursuant to acquisition (Note 3)	30,348,747	3,141,153	-	-	-	3,141,153
Recapitalization costs	-	(163,016)	-	-	-	(163,016)
Exchange of special warrants for shares	1,410,000	763,752	(763,752)	-	-	-
Shares issued for cash	7,809,493	5,076,170	-	-	-	5,076,170
Warrants exercised	31,250	12,500	-	-	-	12,500
Shares issue costs	-	(884,245)	-	-	-	(884,245)
Agents warrants issued for private placements	-	-	-	300,888	-	300,888
Share-based compensation	-	-	-	1,776,672	-	1,776,672
Loss for the period	-	-	-	-	(2,616,731)	(2,616,731)

Balance at December 31, 2010	42,735,559	12,855,676	-	2,111,153	(3,739,471)	11,227,358
Shares issued for cash	12,578,947	11,950,000	-	-	-	11,950,000
Warrants exercised	3,015,432	2,990,801	-	(111,969)	-	2,878,832
Stock options exercised	20,000	24,847	-	(11,847)	-	13,000
Shares issued for debt settlement	346,155	467,309	-	-	-	467,309
Shares issue costs	-	(1,673,414)	-	-	-	(1,673,414)
Agents warrants issued for private placements	-	-	-	752,464	-	752,464
Share-based compensation	-	-	-	1,452,259	-	1,452,259
Stock options cancelled	-	-	-	(237,432)	237,432	-
Loss for the period	-	-	-	-	(2,643,047)	(2,643,047)

Balance at June 30, 2011	58,696,093	26,615,219	-	3,954,628	(6,145,086)	24,424,761

The accompanying notes are an integral part of these interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GV.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

On July 13, 2010, pursuant to an Arrangement Agreement dated May 26, 2010 (the “Arrangement”), the Company issued 24,784,571 common shares and 1,410,000 units, of which each unit entitles the holder one common share and one share purchase warrant, of the Company to the shareholders of JKR Gold Resources Inc. (“JKR”), in exchange for all of the issued and outstanding shares of JKR. The Company also issued 98,700 agent’s warrants to JKR’s warrant’s holders (Note 10).

The acquisition resulted in the former shareholders of JKR acquiring control of the Company and has been accounted for as a reverse acquisition by JKR, the legal subsidiary, being treated as the accounting parent and Gold Standard Ventures Corp., the legal parent, being treated as the accounting subsidiary. Accordingly, the consolidated results of operations of the Company include those of JKR and its subsidiaries, for all periods shown and those of the Company since the date of the reverse acquisition.

JKR was a private, exploration stage junior mining company, incorporated on March 30, 2009 under the Business Corporations Act of British Columbia and engaged in the identification, acquisition, evaluation and exploration of gold properties in Nevada, US.  JKR has three mineral properties, the Railroad property, the Crescent Valley property and Camp Douglas property, which are subject to certain future lease payments to maintain good standing of their ownership. These obligations were assumed by the Company upon the acquisition (Note 3).

The Company’s mineral properties are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These unaudited consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at June 30, 2011, the Company had not advanced its property to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of warrants and stock options, and further private placements.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance and conversion to International Financial Reporting Standards
These consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2010.  However, this interim financial report provides selected significant disclosures that are required in the annual financial statements under IFRS.  The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 17.

Basis of presentation
The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, JKR and its wholly owned subsidiaries, JKR Gold Resources (USA) Inc., JMD Exploration Corp. (incorporated under the Business Corporations Act of British Columbia) and JMD Exploration (USA) Corp. (incorporated in the State of Nevada) (“JMD USA”), which subsequently changed its name to Gold Standard Ventures (US) Inc. (“GSV US”), from their dates of formation or acquisition. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors indentified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property and equipment, the recoverability of the carrying value of mineral property interests, fair value measurements for financial instruments and share-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Mineral property interests
Pre-exploration costs are expenses as incurred.

Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained.  When the technical and commercial viability of a mineral resource have been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.  Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral property interests along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

As at June 30, 2011, there were no significant restoration and environmental obligations.

Share-based payments
The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the stock option reserve.  The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Financial instruments
Financial assets
The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized as a profit or loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities
The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable, due to shareholders, and notes payable.

As at June 30, 2011, the Company does not have any derivative financial assets and liabilities.

Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Property and equipment (continued)
Depreciation is calculated using a straight-line method to write off the cost of the assets.  The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period
Furniture and Fixtures	Straight-line	5 years
Leasehold Improvements	Straight-line	5 years

Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:
Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Impairment of non-financial assets
The carrying amount of the Company’s assets (which include property and equipment and mineral property interests) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Accounting pronouncements not yet adopted
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the six months ended June 30, 2011 and have not been applied in preparing these financial statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s financial statements for the year ending December 31, 2011 or later:

Required
application date
Title of the new IFRS standard	of the IFRS

Amendments to IFRS 7 – Financial Instruments:	For periods beginning on
Disclosures – Transfers of Financial Assets	or after July 1, 2011.

Amendments to IAS 12 – Income Taxes - Deferred Tax:	For periods beginning on or
Recovery of Underlying Assets	after January 1, 2012.

IFRS 9, Financial Instruments	For periods beginning on or
after January 1, 2013.

NOTE 3 - Acquisition

Pursuant to an agreement dated May 26, 2010, on July 13, 2010, the Company acquired 100% of the issued and outstanding shares of JKR in exchange for 24,784,571 common shares. The Company also issued 1,410,000 units in exchange for 1,410,000 JKR special warrants, with each unit entitling the holder to one common share and one share purchase warrant, of the common stock of the Company for a total of 26,194,571 shares and 1,410,000 warrants being issued.  Legally, the Company is the parent of JKR; however, as a result of the share exchange described above, the former shareholders of JKR acquired control of the Company.

The acquisition has been accounted for as a capital transaction in substance using accounting principles applicable to reverse acquisitions, with JKR being treated as the accounting parent (acquirer) and the Company being treated as the accounting subsidiary (acquiree).  The value of the shares on acquisition is based on the fair value of the net assets assumed on recapitalization.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 3 – Acquisition - (continued)

The fair value of the Company’s net assets assumed is as follows:

Cash	$3,678,349
Receivables	34,043
Prepaid expenses	20,529
Accounts payable and accrued liabilities	(437,118)
Loan payable	(154,650)
Total	$3,141,153

The net costs for the recapitalization in the amount of $163,016 were charged to equity.

Prior to the acquisition, the Company had issued 5,564,176 subscription receipts for proceeds of $3,616,715, which were held in escrow and released upon the completion of the acquisition.  Upon completion of the acquisition, the Company issued 5,564,176 units on the exercise of the subscription receipts, comprising of one common share of the Company and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 for a period of two years.  These units along with the 24,784,571 common shares exchanged equal the total shares exchanged of 30,348,747.

The consolidated statements of financial position as at June 30, 2010 and the consolidated statements of comprehensive loss and cash flows for the period from January 1, 2010, to June 30, 2010 are those of JKR and its subsidiaries.

The weighted average number of common shares outstanding for 2010 is calculated as if the additional 26,194,571 common shares issued in connection with the acquisition were issued on March 30, 2009.

NOTE 4 – Cash

	June 30, 2011	December 31, 2010
	$	$
Cash at bank	15,498,143	4,058,907
Cash held in lawyers’ trust account	49,187	50,729

	15,547,330	4,109,636

NOTE 5 - Receivables

	June 30, 2011	December 31, 2010
	$	$
Sales tax receivable	122,249	49,370
Employee advances	1,929	-

	124,178	49,370

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 6 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2010	65,275	21,028	86,303
Additions	-	-	-
At June 30, 2011	65,275	21,028	86,303
Depreciation:
At December 31, 2010	6,527	3,603	10,130
Charge for the period	6,528	2,102	8,630
At June 30, 2011	13,055	5,705	18,760
Net book value:
At December 31, 2010	58,748	17,425	76,173
At June 30, 2011	52,220	15,323	67,543

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At January 1, 2010	-	7,500	7,500
Additions	65,275	13,528	78,803
At December 31, 2010	65,275	21,028	86,303
Depreciation:
At January 1, 2010	-	750	750
Charge for the period	6,527	2,853	9,380
At December 31, 2010	6,527	3,603	10,130
Net book value:
At January 1, 2010	-	6,750	6,750
At December 31, 2010	58,748	17,425	76,173

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 7 - Mineral Property Interests

Expenditures for the fiscal period related to mineral properties located in Nevada, USA are as follows:

	Crescent Valley	Railroad	Camp Douglas	Total
	$	$	$	$
Balance as at January 1, 2010	629,478	3,855,019	-	4,484,497
Property acquisition and staking costs	103,630	-	-	103,630
Exploration expenses
Assessment fees	1,007	-	7,771	8,778
Claim maintenance fees	53,890	73,946	49,752	177,588
Consulting	24,823	249,998	-	274,821
Data Analysis	8,027	8,044	-	16,071
Drilling/Exploration	249,920	1,912,864	-	2,162,784
Equipment rental	-	18,310	-	18,310
Geological	1,018	31,357	3,814	36,189
Lease payments	118,161	110,312	47,457	275,930
Legal fees for property acquisition	-	-	17,910	17,910
Sampling and processing	15,444	25,053	-	40,497
Site development	-	171,283	-	171,283
Supplies	7,132	346,898	-	353,107
Travel	2,609	36,871	-	39,480
	585,661	2,984,936	126,704	3,697,301
Balance as at December 31, 2010	1,215,139	6,839,955	126,704	8,181,798

Claim maintenance fees	31,862	38,775	-	70,637
Consulting	671	228,605	3,340	232,616
Data Analysis	2,402	5,697	66,896	74,995
Drilling/Exploration	74,806	213,816	-	288,622
Geological	-	5,222	10,784	16,006
Sampling and processing	-	34,282	9,695	43,977
Site development	-	51,948	-	51,948
Supplies	40,697	61,634	-	102,331
Travel	-	17,148	1,665	18,813
	150,438	657,127	92,380	899,945
Balance as at June 30, 2011	1,363,577	7,497,082	219,084	9,081,743

Crescent Valley North Project

In September 2009, JKR entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:
•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall
•	Assume the obligations on each of the four underlying lease agreements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 7 - Mineral Property Interests – (continued)

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$ 35,000	$ 12,500	$ 25,000	$ 25,000	$ 97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500
2012	50,000	17,500	40,000	40,000	147,500
2013	55,000	17,500	45,000	45,000	162,500
2014	60,000	17,500	50,000	50,000	177,500
Onward	60,000	17,500	50,000	50,000	177,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer and director of the Company.

Railroad Project

In August 2009, JMD and its subsidiary, GSV US, entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:
a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

To acquire the interest in the Railroad property, JMD must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid by JKR prior to acquisition of JMD)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.

In November 2009, JKR acquired JMD and thereby acquired the rights to the Railroad property.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 7 - Mineral Property Interests – (continued)

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property and are subject to total annual lease payments in US$ as follows:

Year
2010	$67,040	(Paid)
2011	67,040
2012	67,040
2013	76,989
2014	76,989
2015	86,938
2016	86,938
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1 million in year five and a further 2% for US$3 million in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

In May 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2.5 million over a period of six years. Beginning on the seventh year, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at June 30, 2011, the Company had paid US$45,000 in lease payments and incurred US$98,944 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000.  The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 8 - Reclamation Bond

In relation to the Crescent Valley North and Railroad properties, the Company has posted reclamation bonds of $50,101 (December 31, 2010 - $36,720).

NOTE 9 – Accounts Payable and Accrued Liabilities

	June 30, 2011	December 31, 2010
	$	$
Accounts payable	509,831	1,213,616
Accrued liabilities	27,500	60,421

	537,331	1,274,037

NOTE 10 - Capital Stock and Reserves

Authorized share capital

Unlimited number of common shares without par value

Issued share capital

During the first quarter of 2010, JKR issued a total of 1,410,000 special warrants at $0.65 per special warrant for net proceeds of $797,345 and issued 98,700 agent’s warrants.  Each special warrant entitles the holder to acquire one unit for no additional consideration with each unit consisting of one common share of JKR and one common share purchase warrant with each warrant entitling the holder to purchase one additional common share of JKR at an exercise price of $1.00 per share for a period of 24 months from the date of issuance.

On July 13, 2010, pursuant to the completion of the acquisition (Note 3), the Company issued 24,784,571 common shares in exchange for all of JKR’s issued and outstanding common shares on a 1:1 basis.  As discussed in Note 3, since the former shareholders of JKR effectively assumed control of the Company, the acquisition has been treated for accounting purposes as a recapitalization of JKR through the acquisition of the Company.  All 1,410,000 special warrants and 98,700 agent’s warrants of JKR were exchanged for special warrants and agent’s warrants of the Company with the same terms and conditions.  The special warrants were then exercised into units of the Company with each unit consisting of one common share and one share purchase warrant exercisable into one common share at a price of $1.00 per share for a period of 24 months from issuance.

Prior to the recapitalization (Note 3), the Company issued 5,564,176 subscription receipts for proceeds of $3,616,714.  The subscription receipts were then converted into units of the Company on completion of the acquisition with each unit consisting of one common share and one share purchase warrant exercisable into one common share at a price of $1.00 per share for a period of two years.  The Company incurred fees related to this financing of $249,774.

In September 2010, the Company closed a non-brokered financing, whereby 7,809,493 units were issued for proceeds of $4,742,589 net of cash commissions and expenses of $333,582. Each unit entitles the holder one common share and one share purchase warrant exercisable at $1.00 per share for a period of two years.

In February 2011, the Company also issued 346,155 shares with a fair market value of $1.35 per share to settle $225,000 of accounts payable, resulting in a loss of $242,309.

In March 2011, the Company closed a non-brokered financing, whereby 12,578,947 shares were issued for proceeds of $11,093,000 net of cash commissions and expenses of $857,000.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Issued share capital (continued)

As at June 30, 2011, the Company has 8,874,655 shares subject to escrow pursuant to the requirements of the TSX-V, and will be released in increments over 3 years.  In addition, as at June 30, 2011, 707,000 shares were subject to voluntary pooling and other regulatory restrictions. The shares were subsequently released in July 2011.

Share Purchase Warrants

In conjunction with the issuance of special warrants in the first quarter of 2010, JKR issued 98,700 agent’s warrants. Each agent’s warrant entitles the holder to purchase one common share of JKR at any time before the expiry date on March 16, 2012 at the price of $0.65 per common share. The agent’s warrants were valued at $33,593, calculated using the Black-Scholes option-pricing model assuming a life expectancy of two years, a risk-free rate of 0.65%, a forfeiture rate of 0%, and volatility of 100%. Pursuant of the recapitalization of the Company in July 2010, the agent’s warrants were exchanged for similar warrants of the Company.

In conjunction with the recapitalization (Note 3), the Company issued 265,730 agent’s warrants exercisable at $1.00 per share for a period of two years. The agent’s warrants were valued at $103,549 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.65%, a forfeiture rate of 0%, and volatility of 125%.

In conjunction with September 2010 non-brokered financing, the Company issued 405,724 agent’s warrants exercisable at $0.65 per share for a period of two years. The agent’s warrants were valued at $197,340 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.87%, a forfeiture rate of 0%, and volatility of 125%.

In conjunction with March 2011 financing, the Company issued 880,526 agent’s warrants exercisable at $0.95 per share for a period of two years. The agent’s warrants were valued at $752,464 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding and exercisable at January 1, 2010	-	-
Outstanding warrants of the Company on recapitalization	1,466,875	0.40
Issued	15,553,823	0.99
Exercised	(31,250)	0.40
Outstanding and exercisable at December 31, 2010	16,989,448	0.94
Issued	880,526	0.95
Exercised	(3,015,432)	0.94
Outstanding and exercisable at June 30, 2011	14,854,542	0.94

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Share Purchase Warrants (continued)

A summary of the share purchase warrants outstanding at June 30, 2011 is as follows:

Exercise Price	Number Outstanding		Expiry Date
$
0.40	1,316,875	**	August 20, 2011
0.65	98,700		March 16, 2012
1.00	5,623,223		July 12, 2012
0.65	137,400	*	September 10, 2012
1.00	2,684,616	*	September 10, 2012
1.00	2,046,800	*	September 21, 2012
0.65	33,437	*	September 22, 2012
1.00	615,385	*	September 22, 2012
0.65	43,888	*	September 29, 2012
1.00	1,373,692	*	September 29, 2012
0.95	880,526		March 3, 2013
	14,854,542

*
These warrants are subject to an acceleration clause whereby if the weighted average trading price of the Company’s shares is equal to or exceeds $1.50 per share for a period of 15 consecutive trading days then the Company will have the right to accelerate the expiry dates of the warrants upon 30 days notice.

**	The exercise price of these warrants increased to $0.40 on August 20, 2010. These warrants were exercised subsequent to June 30, 2011 (Note 16).

Stock Options

On June 30, 2010, the shareholders of the Company approved the Company’s adoption of the Stock Option Plan.  The maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In July 2010, concurrent with closing of the acquisition, the Company cancelled all prior 31,250 stock options and granted 2,050,000 new stock options for a period of five years, valued at $0.59 per option for a total of $1,214,358 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.65%, a forfeiture rate of 0%, and volatility of 125%.

In October 2010, the Company granted 950,000 stock options; among which 550,000 stock options were for a period of five years, valued at $0.69 per option for a total of $379,405 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.87%, a forfeiture rate of 0%,  and volatility of 125% and 400,000 stock options were for a period of  two years, valued at $0.46 per option for a total of $182,909 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.89%, a forfeiture rate of 0%, and volatility of 125%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Stock Options (continued)

In January 2011, the Company granted 850,000 stock options for a period of five years, valued at $0.60 per option for a total of $507,937 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In January 2011, the Company also cancelled 700,000 stock options granted in October 2010, and accordingly reversed $152,424 associated with the 300,000 unvested options cancelled at that date.

In February 2011, the Company granted 200,000 stock options of which 50,000 vested immediately, with the balance vesting every 3 months in installments of 50,000 options. As of June 30, 2011, 100,000 vested options were valued at $92,597 and the unvested options were valued at $16,698, calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In March 2011, the Company granted 400,000 stock options for a period of five years, valued at $1.07 per option for a total of $427,397 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

In April 2011, the Company granted 350,000 stock options for a period of five years, valued at $1.18 per option for a total of $412,409 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In June 2011, the Company granted 155,000 stock options for a period of five years, valued at $1.06 per option for a total of $164,343 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.93%, a forfeiture rate of 0%, and volatility of 125%.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at January 1, 2010	-	-
Granted	3,000,000	0.70
Outstanding at December 31, 2010	3,000,000	0.70
Granted	1,955,000	0.99
Exercised	(20,000)	0.65
Cancelled	(700,000)	0.82
Outstanding at June 30, 2011	4,235,000	0.82

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at June 30, 2011 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.73	200,000	100,000	February 1, 2014
0.65	2,030,000	2,030,000	July 13, 2015
0.82	250,000	250,000	October 6, 2015
0.71	850,000	850,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
	4,235,000	4,135,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

NOTE 11 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of mineral properties.  Geographic information is as follows:

	As at June 30, 2011
	Canada	US	Total
	$	$	$
Reclamation bond	-	50,101	50,101
Property and equipment	54,868	12,675	67,543
Mineral property interests	-	9,081,743	9,081,743
	54,868	9,144,519	9,199,387

	As at December 31, 2010
	Canada	US	Total
	$	$	$
Reclamation bond	-	36,720	36,720
Property and equipment	61,913	14,260	76,173
Mineral property interests	-	8,181,798	8,181,798
	61,913	8,232,778	8,294,691

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 12 - Related Party Transactions

During the period ended June 30, 2011, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.
Incurred management fees of $85,000 (June 30, 2010 - $50,000) to a company controlled by a director and officer of the Company. As at June 30, 2011, $12,500 (December 31, 2010 - $25,740) was included in accounts payable and accrued liabilities.

ii.
Incurred management fees of $51,000 (June 30, 2010 - $Nil) and rent expense of $36,788 (June 30, 2010 - $Nil) to a company controlled by a director and officer of the Company. As at June 30, 2011, $15,000 (December 31, 2010 - $33,390) was included in accounts payable and accrued liabilities.

iii.
Incurred management fees of $36,000 (June 30, 2010 - $Nil) and professional fees of $12,000 (June 30, 2010 - $Nil) to companies controlled by an officer of the Company. As at June 30, 2011, $Nil (December 31, 2010 - $18,900) was included in accounts payable.

iv.
Incurred salaries, included in mineral property costs, of $73,275 (June 30, 2010 - $79,845) to a director and officer of the Company. As at June 30, 2011, $7,455 (December 31, 2010 - $4,403) was included in accounts payable for fee and expense reimbursements.

v.	Amounts due to shareholders are unsecured, non-interest bearing and have no fixed terms of repayment. As at June 30, 2011, there is a balance outstanding of $3,755 (December 31, 2010 - $3,755).

vi.
In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

Summary of key management personnel compensation:

	For the six months ended June 30,
	2011	2010
	$	$
Management fees	172,000	50,000
Salaries and wages	73,275	79,845
Share-based compensation	589,111	-
	834,386	129,845

NOTE 13 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 14 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to shareholders and notes payables.  The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments.  Cash is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)      Currency risk

The Company conducts mineral property exploration activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at June 30, 2011, the Company had a net monetary liability position of US$74,980.  Each 10% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $7,498.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial statement fails to meet its contractual obligations. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and does not have any interest bearing debt.

d)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)      Commodity price risk

The ability of the Company to explore and develop its mineral properties and the future profitability of the Company are directly related to the price of gold.   The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 15 - Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month.

b)
On November 1, 2010, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 21 months expiring July 31, 2012, incurring monthly rent payment of US$4,000.  As at June 30, 2011, a security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	46,464	128,868
Payable later than one year and not later than five years	144,207	3,872	148,079
Payable later than five years	-	-	-
Total	226,611	50,336	276,947

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $55,000 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.

NOTE 16 - Subsequent Events

a)	In July 2011, 100,000 stock options were exercised at a price of $0.65 per share for total proceeds of $65,000.

b)	Subsequent to June 30, 2011, the following share purchase warrants were exercised:
•	1,316,875 share purchase warrants were exercised at a price of $0.40 per share for total proceeds of $526,750 (Note 10).
•	463,884 share purchase warrants were exercised at a price of $1.00 per share for total proceeds of $463,884.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 17 – First Time Adoption of IFRS

As stated in Note 2, these interim consolidated financial statements are for the period covered by the Company’s interim consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 2 have been applied in preparing the interim consolidated financial statements for the periods ended June 30, 2011 and 2010. In Note 18 of the March 31, 2011 consolidated interim financial statements, the Company reported the impact of the transition to IFRS for the year ended December 31, 2010 and the opening IFRS statement of financial position on January 1, 2010, the "Transition Date". There were no changes to the reconciliations as previously reported.

In preparing the statement of financial position and the financial statements for the interim period ended June 30, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

a)      to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

b)	to apply the requirements of IFRS 2, Share-based payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

There are no significant differences between IFRS and Canadian GAAP in connection with the Company’s consolidated statements of comprehensive loss and cash flows for the three and six month period ended June 30, 2010.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 17 – First Time Adoption of IFRS - (continued)

The reconciliation between Canadian GAAP and IFRS consolidated statement of financial position as at June 30, 2010 is provided below:

	June 30, 2010
	Note	GAAP	Effect of transition to IFRS	IFRS
		$	$	$
Assets

Current
Cash		261,136	-	261,136
Receivables		29,997	-	29,997
Prepaids		49,791	-	49,791

		340,924	-	340,924

Loan receivable		96,650	-	96,650
Property and equipment		58,506	-	58,506
Reclamation bond		13,889	-	13,889
Mineral property interests	(a)	5,099,871	(170,453)3)	4,929,418

		5,609,840	(170,453)3)	5,439,387

Liabilities

Current
Accounts payable and accrued liabilities		523,920	-	523,920
Due to shareholders		3,500	-	3,500
Notes payable		328,000	-	328,000

		855,420	-	855,420

Deferred income taxes	(a)	170,453	(170,453)	-

		1,025,873	(170,453)	855,420

Shareholders’ equity
Capital stock		4,909,362	-	4,909,362
Contributed surplus	(c)	797,345	(797,345)	-
Reserves	(c)	-	797,345	797,345
Deficit		(1,122,740)	-	(1,122,740)

		4,583,967	-	4,583,967

Total shareholders’ equity and liabilities		5,609,840	(170,453)	5,439,387

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six months ended June 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 17 – First Time Adoption of IFRS - (continued)

a)       Deferred tax on mineral properties

Under Canadian GAAP, the Company recorded future income taxes on temporary differences arising on the initial recognition of the Railroad Project property interest in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes ("IAS 12"), does not permit the recognition of deferred taxes on such transactions.

As of June 30, 2010, the Company derecognized the impacts of all deferred taxes which had previously been recognized on the initial acquisition of mineral properties through transactions not considered business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).

b)	Share-based payments

The Company grants stock options that have a graded vesting schedule. Under IFRS, the Company treats each installment as its own award.  Therefore, each installment is measured and recognized separately.

On transition to IFRS the Company will adjust share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

c)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus.  Under IFRS, these amounts have been reclassified as reserves.